FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item	Number

1. Telefónica — 2011 First quarter financial results	2

TELEFÓNICA

Market Size	5

Consolidated Results	7

Financial Data	11

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España	18

• Wireline Business	19

• Wireless Business	19

Telefónica Latinoamérica	24

• Brazil	25

• Argentina	27

• Chile	28

• Peru	29

• Colombia	31

• México	32

• Venezuela	33

• Central America	33

• Ecuador	34

Telefónica Europe	45

• Telefónica UK	46

• Telefónica Germany	47

• Telefónica Ireland	48

• Telefónica O2 Czech Republic	49

Other Companies	56

• Atento	56

ADDENDA	58

Key Holdings of the Telefónica Group and its Subsidiaries	61

Significant Events	62

Changes to the Perimeter	63

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA
Market Size
(Data in thousands accesses)
January — March 2011 Results TELEFÓNICA

TELEFÓNICA
ACCESSES
Unaudited figures (thousands)

	March
	2011	2010	% Chg

Final Clients Accesses	285,634.6	269,216.3	6.1
Fixed telephony accesses (1)	40,946.4	42,002.4	(2.5)
Internet and data accesses	18,769.4	17,895.6	4.9
Narrowband	1,185.4	1,737.7	(31.8)
Broadband (2)	17,423.2	15,996.2	8.9
Other (3)	160.8	161.7	(0.5)
Mobile accesses	223,053.5	206,704.7	7.9
Prepay	152,471.6	144,882.8	5.2
Contract	70,581.9	61,821.9	14.2
Pay TV	2,865.3	2,613.6	9.6

Wholesale Accesses	4,856.4	4,052.6	19.8
Unbundled loops	2,630.3	2,313.1	13.7
Shared ULL	240.3	380.1	(36.8)
Full ULL	2,390.0	1,933.0	23.6
Wholesale ADSL (4)	747.3	526.6	41.9
Other (5)	1,478.8	1,212.9	21.9

Total Accesses	290,491.0	273,268.9	6.3

Notes:

•	Year-on year changes are affected by the inclusion of the customers of HanseNet since March 2010 and the exclusion of the customers of Manx since July 1st, 2010.

(1)
PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes ULL rented by T. Germany.

(5)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA
Consolidated Results
The structure of Telefónica by business unit, Telefónica España, Telefónica Latinoamérica and Telefónica Europe, in line with the current integrated, regional management model, means that the legal structure of these companies is not relevant for the presentation of Group financial information.
Therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a regional basis, revenue and expenses arising from invoicing among companies within the Telefónica consolidation scope for the use of the brand and management contracts have been excluded from the operating results for each Group region, while centrally-managed projects are included at the regional level. In any case, these effects do not have an impact on consolidated results.
In line with this organisation, Telefónica has included in the Telefónica España, Telefónica Latinoamérica and Telefónica Europe regional businesses units all information pertaining to wireline, wireless, cable, internet and Television businesses, in accordance with each location. The “Other companies” heading includes the Atento business and other holding companies and eliminations in the consolidation process.
From January 1st, 2011, and in accordance with the new organization approved by the Company in September 2010, Telefónica Europe, on top of the businesses in the UK, Germany, Ireland, the Czech Republic and Slovakia, also includes Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) in its consolidation perimeter, whose activities are mainly focused on the provision of services to Multinationals as well as the provision of global wholesale telecommunications services to international fixed and wireless voice operators, ISPs and content providers. In the fiscal year 2010 both companies were part of the consolidation perimeter of Telefónica Latinoamerica. As a result, the results of Telefónica Europe and Telefónica Latinoamérica have been restated for the fiscal year 2010, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica results for 2010 are not affected.
Also, in the context of the organisation and integrated management of the fixed and wireless businesses in Latinoamérica, and with the objective of facilitating understanding and monitoring of the financial performance of the Company’s operations in this region and avoiding distortions which, without affecting the consolidated results of Telefónica Latinoamérica, may result in an erroneous interpretation of the individual performance of each of the businesses -especially at the level of operating expenses and investment-, from the first quarter of 2011 the Company has decided to publish the selected consolidated financial data corresponding to Telefónica Latinoamérica, providing breakdown by business only at a revenue level. The Company has continued to report all the operating metrics previously reported.
During the first three months of the year, the Company focused its commercial strategy on value rather than volume, with special attention to new services with strong growth, such as mobile broadband. This strategy has led to continued growth in accesses (+6% year-on-year, both in organic and reported terms) to 290.5 million by March 2011. Of particular note are the expansion of the customer base at Telefónica Latinoamérica (+8% year-on-year) and Telefónica Europe (+6% year-on-year organic). By access type:
•	Telefónica’s mobile accesses reached 223.1 million by the end of the first quarter of 2011, up 8% year-on-year, both in organic and reported terms.

The focus of commercial efforts on higher-value customers and on new services is reflected in the contract segment’s growing contribution to net additions, which reached 57% in the first quarter of 2011, leading the total contract customer base to 70.6 million (+14% year-on-year in organic terms), which represents almost 32% of the total mobile access base (+2 percentage points year-on-year in organic terms).

January — March 2011 Results TELEFÓNICA

Likewise, the strong adoption of mobile broadband services, on the back of increased tariff segmentation and the availability of a higher range of handsets with more competitive prices across all the segments, enabled the Company to reach 26.5 million mobile broadband accesses by the end of March 2011. This figure represents a penetration rate of 12% of Telefónica’s total mobile access base, a level that reaches over 20% at Telefónica España and Telefónica Europe. All these accesses have a data rate attached and therefore are active users of the service.

•
Retail fixed broadband accesses reached a total of 17.4 million, up 9% year-on-year in both reported and organic terms. Bundles of voice, broadband and television services remain key to this strategy and especially to churn control. Both in Spain and in Latin America, 89% of retail fixed broadband accesses are bundled as part of either a dual or triple service package.

•
The number of Pay TV accesses stood at 2.9 million at the end of the first quarter (+10% year-on-year), which represents a pick up in the growth rate thanks to the success of commercial repositioning of the service in Latin America.

•	Fixed telephony accesses totalled 40.9 million, down 2% year-on-year in organic terms.
It is important to bear in mind that Vivo has been fully consolidated from October 2010 (prior to that date, the results of Vivo were proportionately consolidated). Consequently, this has an impact on the year-on-year comparisons of Telefónica’s financial results in reported terms.
The increased customer base and the growing contribution from the mobile data business drove growth in revenues, which totalled 15,435 million euros in the first quarter, up 10.8% year-on-year. Changes in the consolidation perimeter accounted for 6.0 percentage points of this growth, while foreign exchange rates added 3.3 percentage points.
In organic terms, revenues rose 1.4% in the first quarter, negatively impacted by mobile termination rates cuts, which dragged 1.0 percentage points to revenue growth.
Telefónica’s high-class diversification is a key factor behind the revenue growth. By region, it is particularly noteworthy the sustained year-on-year revenue growth at Telefónica Latinoamérica and Telefónica Europe, which account for 2.4 percentage points and 0.6 percentage points of organic growth in consolidated revenues respectively, and offset the lower contribution from Telefónica España (-1.8 percentage points). In the first quarter, Telefónica Latinoamérica and Telefónica Europe accounted for almost 71% of consolidated revenues, compared to Telefónica España’s contribution of around 28%.
Consolidated operating expenses for the first quarter totalled 10,176 million euros (+12.8% year-on-year in reported terms), an increase of 2.7% in organic terms:
•
Supply costs amounted to 4,476 million euros, a rise of 2.0% in organic terms versus the first quarter of 2010 (+11.2% in reported terms), as a result of increased handset costs in the three regions, associated to the growing smartphone adoption across all the markets, although this effect is partially offset by lower mobile termination in the three regions.

•
Personnel expenses amounted to 2,077 million euros, rising 6.2% in organic terms (+12.8% in reported terms), mainly due to higher personnel expenses in Latin America, mainly related with the in-sourcing processes developed in Brazil in 2010, and in Atento, affected by higher inflation in some of the markets of operations and by a headcount increase due to higher activity in the quarter.

The average number of employees at the end of March 2011 was 284,352 (25,113 more than at March 2010), mainly due to the larger workforce at Atento. Excluding Atento, Telefónica’s consolidated average workforce would stand at 133,834 employees.

•
Subcontract expenses amounted to 3,129 million euros in the first quarter, up 3.5% on March 2010 in organic terms (+17.6% reported). This performance is largely due to increased commercial efforts in the three regions and higher network management expenses at Telefónica Latinoamérica. In the quarter, it is worth highlighting the higher expenses in Brazil derived from the bad weather conditions.

At the same time, Telefónica’s global projects continued to make a positive contribution to consolidated results in the first quarter (69 million euros in revenues and 66 million in OIBDA).
January — March 2011 Results TELEFÓNICA

Gains on sale of fixed assets totalled 104 million euros during the first three months of the year, including mainly the positive impact of the partial reduction of our economic exposure to Portugal Telecom.
Operating income before depreciation and amortization (OIBDA) for the first quarter stood at 5,574 million euros, with a solid year-on-year growth rate of 9.0%. Changes in the consolidation perimeter contributed 6.9 percentage points to this growth, while foreign exchange rates accounted for 2.9 percentage points. The reported OIBDA margin stood at 36.1% for the first quarter, virtually unchanged year-on-year (-0.6 percentage points).
In organic terms, OIBDA dropped 1.0% year-on-year, with the OIBDA margin at 35.6%, posting a limited erosion of 0.9 percentage points versus the first quarter of 2010, in line with the Company’s expectations.
By region, Telefónica Latinoamérica’s increased its contribution to consolidated OIBDA by 5.6 percentage points year-on-year, to over 45%. This, together with the contribution from Telefónica Europe, meant that nearly 64% of consolidated OIBDA was generated outside Telefónica España in the first quarter of 2011.
Depreciation and amortization totalled 2,517 million euros, a year-on-year increase of 15.2% in reported terms, primarily due to the full consolidation of Vivo and the amortization of Vivo’s purchase price allocation (86 million euros). The depreciation and amortization charges derived from purchase price allocation processes amounted to 324 million euros in the first quarter, with a notable 12.9% year-on-year increase.
In organic terms, depreciation and amortization fell by 0.7% from the same period a year earlier.
As a result, operating income (OI) in the January-March 2011 period amounted to 3,057 million euros, up 4.3% year-on-year in reported terms (-1.3% in organic terms).
Profit from associates stood at -16 million euros in the quarter versus +36 million euros a year earlier. The year-on-year change is mainly the result of Portugal Telecom’s deconsolidation beginning in the second half of 2010 (this company contributed 32 million euros in the first quarter of 2010) and lower contribution from China Unicom year-on-year.
Total financial expenses up to March 2011 reached 579 million euros, which yield an effective cost of 4.23% over total average debt of 55,608 million euros in the first quarter of the year. As a result, financial expenses rose 1.1% year-on-year (6.3 million euros) which is lower than the 20% increase of the average consolidated debt in both periods (9.1 billion euros). Debt has increased mainly in currencies with low interest rates (primarily euro) which has allowed the Company to reduce the effective cost of servicing the debt. Effective cost in the first quarter was 78 basis points lower than in the year-earlier period. Changes in foreign exchange results accumulated up to end of March 2011 yielded an expense increase of 1 million euros year-on-year.
Free Cash Flow generation up to March 2011 amounted to 966 million euros, a decrease of 260 million euros year-on-year. Free Operating Cash Flow before working capital rose 2.5% versus the first quarter of 2010, which was more than offset by the increase in working capital, a result of higher CapEx payments.
Net Financial Debt has been reduced by 1,373 million euros from 2010 year end (55,593 million euros), due to cash generation net of investments, depreciation of currencies against the euro, higher interest payments and other accounting effects, standing at 54,220 million euros at of the end of March 2011.
The leverage ratio, net debt over last twelve months’ OIBDA (including accumulated 100% of Vivo’s OIBDA over last twelve months, excluding results on the sale of fixed assets and adjusted by firm commitments relating to the Fundación Telefónica’s social welfare activities), was reduced to 2.4 times at March 2011, mainly due to the net debt reduction since December 2010. Assuming the leverage ratio was calculated considering the annualized Q1 2011 OIBDA (that is multiplying it by four), the leverage ratio would stand at 2.5 times.
During the first quarter of 2011, the financing activity of Telefónica, excluding short term Commercial Paper Programmes activity, rose to approximately 4,000 million equivalent euros, with the main objective of financing in advanced 2011 debt at the Holding level, leading to a cash position at the end of March above the net debt maturities for the year. It is worth highlighting the financing activity of the Company during the first quarter of 2011 in the bond markets:
•	A 6 year bond issue in the euro market, for an amount of 1,200 million raised in February, increased by another 100 million euros through a private placement in March.

•
In the US, Telefónica has issued an American dollar denominated bond for an amount of 2,750 million US dollars raised in February, distributed in two tranches: 5 year 1,250 million US dollars, and a 10 year tranche of 1,500 millions US dollars.

January — March 2011 Results TELEFÓNICA

As a consequence of the activity in the bond markets, and given that the average debt life of these last issuances stands above 7 years, Telefónica ´s average net debt life exceeds 6 years as of March 2011 (compared with 5.72 years as of December 2010), coming back to our minimum liquidity commitment, after a temporary deviation from our target due to the Brasilcel acquisition in July 2010, that was partially financed with a 3 year tranche of a syndicated facility. In this sense, it is worth highlighting the recent extension on previously mentioned syndicated facility, whereby out of the 5,000 million euros initially maturing in July 2013, 2,000 million euros have been extended by one year, to July 2014, and another 2,000 million euros by three years, to July 2016.
Telefónica S.A. and its holding companies have continued active during the first quarter of 2011 under its various Commercial Paper Programmes (Domestic and European), for an outstanding balance of 1,850 million euros at the end of March.
Regarding Latin America, Telefónica ´s subsidiaries have tapped the capital markets up to March for an amount above 400 million equivalent euros, mainly for refinancing 2011 maturities.
At the end of March 2011, bonds and debentures represented 63%, on the consolidated financial debt breakdown, while debt with financial institutions reached a 37% weight.
Corporate income taxes in the first quarter totalled 728 million euros, which, over an income before taxes amounting to 2,461 million euros, results in an accrued rate of 29.5%, although fiscal effects derived from the acquisition of Vivo have not been recorded yet.
Profit attributable to minority interests dragged 110 million euros to net income in the first quarter, mainly due to minority interests in earnings from Vivo —with a material increase versus the first quarter of 2010 given the change in the consolidation method and sound performance of the company’s net income-, Telesp and Telefónica O2 Czech Republic, which more than offset the minority interests in Telefónica Telecom’s losses.
As a result, consolidated net income amounted to 1,624 million euros (-1.9% year-on-year), while basic earnings per share stood at 0.36 euros (-1.5% year-on-year).
CapEx stood at 1,551 million euros, up 30.2% on the year-earlier figure (+11.5% in organic terms). The Company continues to focus its investments on growth and transformation projects (81% of total investment), fostering the development of broadband services, both fixed and mobile. It should be noted that the year-on-year growth in the quarter cannot be extrapolated to the full year given the different levels of execution of CapEx in both years.
Consequently, operating cash flow (OIBDA-CapEx) totalled 4,022 million euros in the first quarter of 2011 (+2.5% year-on-year). In organic terms, operating cash flow dropped 4.9% year-on-year.
Definitions
Organic growth: In financial terms, it assumes constant average exchange rates as of January-March 2010 and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Therefore, in January-March 2010 the consolidation of Vivo, HanseNet and Tuenti are included whereas the results of Manx Telecom are excluded. In OIBDA terms, in January-March 2011, the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded from organic growth calculation. Results from the Costa Rica operation are excluded from organic growth calculation. Telefónica’s CapEx excludes the Real Estate Efficiency Programme at T. España, the real estate commitments associated with Telefónica’s new headquarters in Barcelona and investments in spectrum.
Average total debt: Average balance at March 2011 of the items shown in the “Net financial debt and commitments” table.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA
Financial Data
TELEFÓNICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - March
	2011	2010	% Chg

Revenues	15,435	13,932	10.8
Internal exp capitalized in fixed assets	169	150	12.8
Operating expenses	(10,176)	(9,021)	12.8
Supplies	(4,476)	(4,024)	11.2
Personnel expenses	(2,077)	(1,842)	12.8
Subcontracts	(3,129)	(2,660)	17.6
Bad Debt Provisions	(181)	(216)	(16.1)
Taxes	(312)	(278)	12.1
Other net operating income (expense)	42	23	81.4
Gain (loss) on sale of fixed assets	104	5	n.m.
Impairment of goodwill and other assets	(0)	25	c.s.
Operating income before D&A (OIBDA)	5,574	5,114	9.0
OIBDA margin	36.1%	36.7%	(0.6 p.p. )
Depreciation and amortization	(2,517)	(2,184)	15.2
Operating income (OI)	3,057	2,930	4.3
Profit from associated companies	(16)	36	c.s.
Net financial income (expense)	(579)	(573)	1.1
Income before taxes	2,461	2,393	2.9
Income taxes	(728)	(714)	2.0
Income from continuing operations	1,733	1,679	3.2
Income (Loss) from discontinued ops.	—	—	—
Non-controlling interests	(110)	(23)	n.m.
Net income	1,624	1,656	(1.9)
Weighted average number of ordinary shares	4,524	4,543	(0.4)
outstanding during the period (millions)
Basic earnings per share (euros)	0.36	0.36	(1.5)

Notes:

•
HanseNet and Jajah have been included in T. Europe’s consolidation perimeter since mid February 2010 and January 2010, respectively. The perimeter of consolidation of T. España includes Tuenti since August of 2010 and the perimeter of consolidation of T. Latinoamérica includes 100% of Vivo since October 2010.

•
Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) have been included in the consolidation perimeter of Telefónica Europe since 1st January 2011 (previously in the consolidation perimeter of Telefónica Latam). As a result, the results of Telefónica Europe and Telefónica Latinoamérica have been restated for the fiscal year 2010, to reflect the above mentioned new organization. Telefónica consolidated results for 2010 are not affected.

•
For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IAS rule 33 “Earnings per share”. Thereby, there are not been taken into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

•	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)

	REVENUES			OIBDA			OIBDA MARGIN
	January - March			January - March			January - March
	2011	2010	% Chg	2011	2010	% Chg	2011	2010	Chg

Telefónica España (1)	4,372	4,633	(5.6)	1,925	2,153	(10.6)	44.0%	46.5%	(2.4 p.p.	)
Telefónica Latinoamérica (1)(2)	7,006	5,561	26.0	2,535	2,038	24.4	36.2%	36.7%	(0.5 p.p.	)
Telefónica Europe (1)(2)	3,892	3,591	8.4	1,028	931	10.4	26.4%	25.9%	0.5 p.p.
Other companies and eliminations	165	147	12.7	86	(8)	c.s.	n.m.	n.m.	n.m.
Telefónica (1)	15,435	13,932	10.8	5,574	5,114	9.0	36.1%	36.7%	(0.6 p.p.	)

	OPERATING INCOME			CAPEX			OpCF (OIBDA-CAPEX)
	January - March			January - March			January - March
	2011	2010	% Chg	2011	2010	% Chg	2011	2010	% Chg
Telefónica España (1)	1,402	1,660	(15.5)	386	333	15.8	1,540	1,820	(15.4)
Telefónica Latinoamérica (1)(2)	1,383	1,114	24.1	705	478	47.5	1,830	1,560	17.3
Telefónica Europe (1)(2)	223	196	13.8	337	333	1.4	691	599	15.3
Other companies and eliminations	47	(41)	c.s.	124	48	159.3	(38)	(56)	(31.9)
Telefónica (1)	3,057	2,930	4.3	1,551	1,191	30.2	4,022	3,923	2.5

(1)
HanseNet and Jajah have been included in T. Europe’s consolidation perimeter since mid February 2010 and January 2010, respectively. The perimeter of consolidation of T. España includes Tuenti since August of 2010 and the perimeter of consolidation of T. Latinoamérica includes 100% of Vivo since October 2010.

(2)
Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) have been included in the consolidation perimeter of Telefónica Europe since 1st January 2011 (previously in the consolidation perimeter of Telefónica Latam). As a result, the results of Telefónica Europe and Telefónica Latinoamérica have been restated for the fiscal year 2010, to reflect the above mentioned new organization. Telefónica consolidated results for 2010 are not affected.

Notes:

•	OIBDA and OI are presented bebore brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

•	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)

	March 2011	December 2010	% Chg

Non-current assets	104,510	108,721	(3.9)
Intangible assets	24,038	25,026	(3.9)
Goodwill	28,806	29,582	(2.6)
Property, plant and equipment and Investment properties	34,443	35,802	(3.8)
Non-current financial assets and investments in associates	11,958	12,618	(5.2)
Deferred tax assets	5,265	5,693	(7.5)
Current assets	21,692	21,054	3.0
Inventories	1,059	1,028	3.0
Trade and other receivables	11,841	12,426	(4.7)
Current tax receivable	1,280	1,331	(3.9)
Current financial assets	1,628	1,574	3.5
Cash and cash equivalents	5,507	4,220	30.5
Non-current assets classified as held for sale	377	475	(20.6)

Total Assets = Total Equity and Liabilities	126,203	129,775	(2.8)

Equity	31,441	31,684	(0.8)
Equity attributable to equity holders of the parent	25,159	24,452	2.9
Non-controlling interests	6,282	7,232	(13.1)
Non-current liabilities	65,696	64,599	1.7
Non-current financial debt	52,793	51,356	2.8
Deferred tax liabilities	5,784	6,074	(4.8)
Non-current provisions	4,750	4,865	(2.4)
Other non-current liabilities	2,370	2,304	2.8
Current liabilities	29,065	33,492	(13.2)
Current financial debt	7,527	9,744	(22.8)
Trade and other payables	8,493	9,314	(8.8)
Current tax payables	2,564	2,822	(9.1)
Current provisions and other liabilities	10,481	11,612	(9.7)

Financial Data

Net financial Debt (1)	54,220	55,593	(2.5)

(1)
Figures in million euros. Includes: Long term financial debt + other long term liabilities(1,803) + Short term financial debt + short-term provisions and other liabilities(1,984) — non-current financial assets and investments in associates (2,752) — temporary financial investment included in current financial assets — cash and cash equivalents.

Note: 2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)

		January - March
		2011	2010	% Chg

I	Cash flow from operations	4,517	4,376	3.2
II	Net interest payment (1)	(878)	(891)
III	Payment for income tax	(476)	(532)
A=I+II+III	Net cash provided by operating activities	3,164	2,953	7.1
B	Payment for investment in fixed and intangible assets	(2,433)	(1,969)
C=A+B	Net free cash flow after CapEx	730	984	(25.8)
D	Net Cash received from sale of Real Estate	8	2
E	Net payment for financial investment	(893)	(1,215)
F	Net payment for operations with minority shareholders and treasury stock (2)	342	(448)
G=C+D+E+F	Free cash flow after dividends	188	(678)	c.s.
H	Effects of exchange rate changes on net financial debt	(408)	1,945
I	Effects on net financial debt of changes in consolid. and others	(777)	(892)
J	Net financial debt at beginning of period	55,593	43,551
K=J-G+H+I	Net financial debt at end of period	54,220	45,281	19.7

(1)	Including cash received from dividends paid by subsidiaries that are not fully consolidated.

(2)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are fully consolidated.

•	Note: 2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — March 2011 Results TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)

	January - March
	2011	2010	% Chg

OIBDA	5,574	5,114	9.0
- CapEx accrued during the period	(1,551)	(1,191)
- Payments related to cancellation of commitments	(235)	(243)
- Net interest payment	(878)	(891)
- Payment for tax	(476)	(532)
- Results from the sale of fixed assets	(104)	(5)
-Investment In working capital and other deferred income and expenses	(1,599)	(1,268)
= Net Free Cash Flow after CapEx	730	984	(25.8)
+ Net Cash received from sale of Real Estate	8	2
- Net payment for financial investment	(893)	(1,215)
- Net payment for operations with minority shareholders and treasury stock	342	(448)
= Free Cash Flow after dividends	188	(678)	c.s.
Unaudited figures (Euros in millions)

	January - March
	2011	2010	% Chg

Net Free Cash Flow after CapEx	730	984	(25.8)
+ Payments related to cancellation of commitments	235	243
- Operations with minority shareholders	0	(2)
= Free Cash Flow	966	1,225	(21.2)
Weighted average number of ordinary shares outstanding during the period (millions)	4,524	4,543
= Free Cash Flow per share (euros)	0.21	0.27	(20.9)
Notes:

•
The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions and guarantees) and after operations with minority shareholders, due to cash recirculation within the Group.

•	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — March 2011 Results TELEFÓNICA

NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)

		March 2011

	Long-term debt (1)	54,596
	Short term debt including current maturities (2)	9,511
	Cash and cash equivalents	(5,507)
	Short and Long-term financial investments (3)	(4,380)
A	Net Financial Debt	54,220
	Gross commitments related to workforce reduction (4)	3,250
	Value of associated Long-term assets (5)	(794)
	Taxes receivable (6)	(977)
B	Net commitments related to workforce reduction	1,479
A + B	Total Debt + Commitments	55,698

	Net Financial Debt / OIBDA (7)	2.4x
	Total Net Debt + Commitments/ OIBDA (7)	2.4x

(1)	Includes “long-term financial debt” and 1,803 million euros of “other long-term debt”.

(2)
Includes “short-term financial debt” and 1,984 million euros of “short-term provisions and other liabilities” for the pending payment commitment with Portugal Telecom from the acquisition of Brasilcel.

(3)	Includes “Current financial assets” and 2,752 million euros recorded under the caption of “Non-current financial assets and investments in associates”.

(4)
Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.

(5)
Amount included in the caption “Non-current financial assets and investments in associates” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(6)	Net present value of tax benefits arising from the future payments related to workforce reduction commitments.

(7)
Calculated based on the last 12 months OIBDA (100% of Vivo) and excluding results on the sale of fixed assets and adjusted by the provision on the firm commitments relating to the Telefónica Foundation’s social activities.

•	Note: 2011 reported figures include the hyperinflationary adjustments in Venezuela.
DEBT STRUCTURE BY CURRENCY
Unaudited figures

	March 2011
	EUR	LATAM	GBP	CZK	USD

Debt structure by currency	73%	16%	7%	3%	2%
CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change

Moody’s	Baa1	P-2	Stable	07/29/2010
JCR	A	—	Stable	12/17/2008
S&P	A-	A-2	Negative	08/06/2010
Fitch/IBCA	A-	F-2	Stable	11/25/2008
January — March 2011 Results TELEFÓNICA

TELEFÓNICA
EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Mar 2011	Jan - Mar 2010	March 2011	December 2010

USA (US Dollar/Euro)	1.367	1.383	1.421	1.336
United Kingdom (Sterling/Euro)	0.854	0.887	0.884	0.861
Argentina (Argentinean Peso/Euro)	5.488	5.311	5.760	5.313
Brazil (Brazilian Real/Euro)	2.279	2.491	2.314	2.226
Czech Republic (Czech Crown/Euro)	24.375	25.877	24.540	25.060
Chile (Chilean Peso/Euro)	658.679	717.648	681.171	625.356
Colombia (Colombian Peso/Euro)	2,566.024	2,687.312	2,657.560	2,557.460
Guatemala (Quetzal/Euro)	10.702	11.306	10.923	10.708
Mexico (Mexican Peso/Euro)	16.495	17.683	16.918	16.502
Nicaragua (Cordoba/Euro)	30.102	29.001	31.465	29.239
Peru (Peruvian Nuevo Sol/Euro)	3.800	3.941	3.982	3.754
Uruguay (Uruguayan Peso/Euro)	26.785	27.180	27.305	26.850
Venezuela (Bolivar Fuerte/Euro) (3)	6.109	5.796	6.109	5.746

(1)	These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.

(2)	Exchange rates as of 31/March/11 and 31/December/10.

(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro.
January — March 2011 Results TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
In the first quarter of the year, Telefónica España’s trading environment continued to be shaped by a strong price-oriented competition and an adverse economic environment. In this context, and in line with the management priorities, the Company focused its commercial strategy on high-value customers, the investment in growth services, and continued its ongoing efforts in cost contention.
At the end of March, Telefónica España managed a total of 47.6 million accesses (+1% year-on-year). In the wireline business retail fixed broadband internet accesses grew 3% year-on-year and Pay TV accesses increased 7% year-on-year. In the mobile business it is worth to remark the increase in contract customers (+7% year-on-year) and the continued expansion of the mobile broadband accesses, which multiplied by 1.6 times compared to March 2010.
Revenues totalled 4,372 million euros in the first quarter of 2011, a year-on-year decrease of 5.6%, largely due to reduced customer usage across businesses and intense price pressure, which translated into a significant drop in ARPU across services.
It is worth noting that revenues improved its year-on-year evolution from the previous quarter, thanks at the wireline business to the better performance posted by IT (+10.6%) and data revenues (+10.3%), and at the mobile business due to the growth in data revenues (+10.0%) fuelled by an outstanding increase in non-P2P SMS revenues (+21.4% year-on-year), and the rise in handset sales (+6.8% year-on-year). It should be reminded that year-on-year change in revenue in the last quarter of 2010 was negatively affected, among other factors, by lower revenues related to Universal Service compared to the previous year, although excluding this impact the sequential improvement in revenues continues.
Operating expenses totalled 2,526 million euros in the first quarter of 2011, down 0.7% year-on-year as a consequence of the Company’s ongoing efficiency measures.
A breakdown by component is as follows:
•	Subcontract expenses reached 740 million euros in the first quarter, a year-on-year decrease of 0.4%.
•
Personnel expenses amounted to 628 million euros, a year-on-year increase of 3.2%, negatively impacted by wage adjustment linked to CPI in 2010, with Telefónica España’s headcount of 35,322 employees at the end of the quarter.

•
Supplies amounted to 1,024 million in the quarter and decreased 0.9% year-on-year, reflecting lower mobile interconnection costs, which offset higher expenses for mobile handsets stemming from the increasing adoption of smartphones.

•	Taxes fell by 16.0% year-on-year in the quarter to reach 101 million euros.
•	Bad debt provisions (34 million euros), which accounted for 0.8% of revenues in the first quarter, were down 17.3% year-on-year, reflecting the improvements in bad debt recovery.
OIBDA reached 1,925 million euros in the first quarter (-10.6% year-on-year), and reflected the loss of higher-margin revenues and the commercial effort focus on higher-value customers, leaving the OIBDA margin at 44.0% (-2.4 percentage points year-on-year).
CapEx totalled 386 million euros in the first three months of the year (+15.8% year-on-year), driven by the Company’s commitment to have the best service network, especially in fixed and mobile broadband. It should be noted that the year-on-year growth in the quarter cannot be extrapolated to the full year given the different levels of execution of investment in both years.
Operating cash flow amounted to 1,540 million euros in the first quarter (-15.4% year-on-year).
January — March 2011 Results TELEFÓNICA

Commercial activity and revenue performance by business unit
Wireline Business
At the end of March 2011, the Company managed a total of 15.9 million wireline accesses (retail wireline telephony access, wholesale line rental -AMLT-, fully unbundled loops and naked wholesale ADSL), with a slight 1% year-on-year drop.
Retail wireline telephony accesses, affected by the unbundling of loops, reached 13.0 million by the end of March (-7% year-on-year). The net line loss recorded in the quarter was slightly below the previous year figure, and was offset in a 77% by the net additions in wholesale accesses, which continue to generate revenue for the Company.
Retail fixed broadband internet accesses at Telefónica España grew 3% year-on-year to 5.7 million at the end of March 2011. The reduced volume of net additions over the quarter reflected the Company’s strategy to focus on “value” in a very competitive environment. The Company estimated access market share stands around 53% and more than 89% of the broadband accesses are included in a double or triple play offer.
On the other hand, Pay TV accesses reached 786 thousand, posting a 7% year-on-year increase.
In the wholesale business, indirect broadband accesses continued to increase (+47% year-on-year), reaching a total of 615 thousand by the end of March, while growth in unbundled loops continued to slowdown (+14% year-on-year), to reach 2.6 million loops. Of these, 9% are shared loops, and the rest are full unbundled (including 648 thousand naked shared access loops).
Revenues reached 2,679 million euros in the first quarter of 2011 (-5.3% year-on-year), showing a sequential improvement in its year-on-year decline, and primarily reflecting lower access, voice, and broadband revenues. Breakdown by component:
•	Traditional access revenues fell 8.8% year-on-year, due to a lower accesses base and lower average revenue per line, although the year-on-year decline is slightly smaller than in the previous quarter.
•
Voice service revenues were down 10.9% year-on-year, affected by lower traffic and the growing weight of traffic flat-rates. The quarter-on-quarter improvement is mainly explained by the better performance of interconnection revenues.

•	Internet and broadband revenues were down 4.2% compared to March 2010:
•	Retail broadband revenues fell 9.6% year-on-year, reflecting the decline in effective ARPU (-12.7% year-on-year), which was affected by promotional activity and a slower access growth.

•	Wholesale broadband revenues grew 34.5% year-on-year.
•
Data service revenues resumed their positive growth trend growing 10.3% year-on-year. Excluding revenues from the wireless business of Telefónica España, data revenues would have risen 1.1% on the first quarter of 2010.

•	Revenue from IT services rose 10.6% year-on-year, a significant acceleration versus the previous quarter.
Wireless business
At the end of March 2011 the estimated penetration in the Spanish mobile telephony market stood at 126%.
During the first quarter, Telefónica’s strategy was focused on value and new services. This enabled the Company to maintain its leadership position in the Spanish wireless market, where it is the player with the widest gap between revenue and access share.
Against a backdrop of tough competition, the growth in contract gross additions was particularly noteworthy (+17% year-on-year).
The churn rate stood at 2.4% in the first quarter (+0.2 percentage points year-on-year), although in the contract segment it remained significantly lower (1.8%).
As a result, the mobile customer base stood at 24.4 million accesses at the end of March, 3% up on March 2010, underpinned by the 7% increase in the contract base, which now represents 68% of total accesses (+2 percentage points year-on-year).
January — March 2011 Results TELEFÓNICA

At the end of the quarter, over 21% of the Company’s mobile accesses (+7 percentage points year-on-year; +2 percentage points compared to December 2010) had mobile broadband, 1.6 times the March 2010 figure.
Traffic fell by 1.1% year-on-year in the first quarter reflecting lower customer usage.
Total ARPU stood at 23.2 euros in the first quarter of 2011, down 9.1% on the quarter.
The lower traffic, cuts in mobile termination rates (-19.2% year-on-year following the reductions in October and April 2010), as well as the continued pressure on retail prices, with almost a double digit decrease, are the main reasons behind the year-on-year drop in voice ARPU (-13.5% year-on-year).
On the other hand, data ARPU posted a very positive performance in the quarter, growing 7.6% year-on-year, mainly on the back of the growing contribution from data revenues, rising 10.0% year-on-year, and to a lesser extent, due to the dilution of the negative impact of regulatory changes in Premium messaging. Data ARPU already accounts for 25% of total ARPU (+4 percentage points year-on-year).
It was particularly noteworthy the strong demand for mobile broadband, which boosted non-P2P SMS revenues growth in the first quarter (+21.4% year-on-year) to account for 72% of data revenues (+7 percentage points year-on-year). As a consequence, at the end of March data revenues already represented 24% of mobile service revenues.
Revenues totalled 1,978 million euros in the first quarter of 2011, a year-on-year decline of 5.5%, improving quarter-on-quarter:
•
Mobile service revenues totalled 1,648 million euros in the quarter, down 7.6% on the same period in 2010, affected by lower usage and intense price competition. Lower mobile termination rates accounted for 2.0 percentage points of this decline.

•	Customer revenues (1,435 million euros) declined 6.8% year-on-year to March 2011, showing a better performance on the quarter due to the significant improvement in data revenues.

•	Interconnection revenues dropped 15.9% year-on-year to 174 million euros, due to lower mobile termination rates.

•	Roaming-in revenues rose 1.2% year-on-year to 23 million euros to March 2011.
•	Revenues from handset sales totalled 330 million euros through to March 2011, growing 6.8% year-on-year compared to the same period in 2010, on the back of higher sales of smartphones.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA ESPAÑA ACCESSES
Unaudited figures (thousands)

	2010				2011
	March	June	September	December	March	% Chg

Final Clients Accesses	44,181.1	44,113.8	44,231.5	44,257.4	44,047.0	(0.3)
Fixed telephony accesses (1)	13,922.5	13,663.9	13,485.0	13,279.7	13,006.2	(6.6)
Naked ADSL	30.3	37.0	39.1	38.1	37.4	23.3
Internet and data accesses	5,797.8	5,823.0	5,849.5	5,879.8	5,888.0	1.6
Narrowband	194.8	179.6	155.2	136.1	118.4	(39.2)
Broadband (2)	5,578.6	5,620.3	5,672.1	5,722.3	5,749.2	3.1
Other (3)	24.4	23.2	22.2	21.4	20.4	(16.6)
Mobile accesses	23,727.8	23,879.1	24,123.6	24,309.6	24,366.4	2.7
Prepay (4)	8,197.2	8,095.6	8,022.3	7,919.8	7,823.1	(4.6)
Contract	15,530.6	15,783.5	16,101.3	16,389.7	16,543.3	6.5
Pay TV	733.0	747.8	773.4	788.2	786.4	7.3

Wholesale Accesses	2,844.3	3,004.1	3,132.5	3,333.8	3,536.2	24.3
WLR (5)	161.3	205.1	250.5	294.5	341.7	111.8
Unbundled loops	2,260.5	2,331.8	2,371.5	2,477.1	2,578.9	14.1
Shared ULL	380.1	324.8	296.7	264.0	240.3	(36.8)
Full ULL (6)	1,880.5	2,007.0	2,074.8	2,213.1	2,338.6	24.4
Wholesale ADSL	419.0	464.4	508.0	561.3	614.9	46.7
Other (7)	3.3	2.8	2.5	0.9	0.8	(76.7)

Total Accesses	47,025.4	47,117.9	47,364.0	47,591.2	47,583.2	1.2

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre and broadband circuits.

(3)	Leased lines.

(4)	113 thousand inactive prepay accesses were disconnected in May 2010.

(5)	Wholesale Line Rental.

(6)	Includes naked shared loops.

(7)	Wholesale circuits.
TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - March
	2011	2010	% Chg

Revenues	4,372	4,633	(5.6)
Internal exp capitalized in fixed assets	72	58	23.5
Operating expenses	(2,526)	(2,545)	(0.7)
Supplies	(1,024)	(1,033)	(0.9)
Personnel expenses	(628)	(608)	3.2
Subcontracts	(740)	(743)	(0.4)
Bad debt provision	(34)	(41)	(17.3)
Taxes	(101)	(120)	(16.0)
Other net operating income (expense)	6	5	6.6
Gain (loss) on sale of fixed assets	2	3	(15.8)
Impairment of goodwill and other assets	(0)	(1)	(77.9)
Operating income before D&A (OIBDA)	1,925	2,153	(10.6)
OIBDA margin	44.0%	46.5%	(2.4 p.p. )
Depreciation and amortization	(523)	(493)	6.1
Operating income (OI)	1,402	1,660	(15.5)
Notes:

•	OIBDA and OI before brand fees.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - March
	2011	2010	% Chg

Traditional Access (1)	550	603	(8.8)
Traditional Voice Services	818	919	(10.9)
Traffic (2)	456	520	(12.3)
Interconnection (3)	184	206	(11.1)
Handsets sales and others (4)	179	192	(7.1)
Internet Broadband Services	705	736	(4.2)
Narrowband	3	5	(41.3)
Broadband	702	731	(4.0)
Retail (5)	577	638	(9.6)
Wholesale (6)	125	93	34.5
Data Services	358	325	10.3
IT Services	135	122	10.6
Subsidiaries and eliminations	113	124	(8.4)
Revenues	2,679	2,828	(5.3)

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges and WLR access.

(2)	Local, domestic long distance, fixed to mobile and international traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonus and others.

(3)	Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.

(4)	Managed Voice Services and other businesses revenues.

(5)	Retail ADSL services and other Internet Services.

(6)	Includes Megabase, Megavía, GigADSL and local loop unbundling.
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - March
	2011	2010	% Chg

Service Revenues	1,648	1,785	(7.6)
Customer Revenues	1,435	1,540	(6.8)
Interconnection	174	206	(15.9)
Roaming — In	23	23	1.2
Other	16	15	6.0
Handset revenues	330	309	6.8
Revenues	1,978	2,094	(5.5)

•	Service revenues include Tuenti since August of 2010.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	2010				2011
	Q1	Q2	Q3	Q4	Q1	% Chg

Traffic (Million minutes)	10,051	10,562	10,675	10,412	9,936	(1.1)
ARPU (EUR) (1)	25.6	25.6	26.2	24.5	23.2	(9.1)
Prepay (1)	11.4	11.6	12.2	10.6	9.6	(16.0)
Contract	33.1	32.9	33.2	31.2	29.7	(10.1)
Data ARPU (EUR) (1)	5.3	5.2	5.6	5.7	5.7	7.6
% non-P2P SMS over data revenues	65.3%	65.8%	67.8%	67.8%	72.0%	6.7 p.p.
Notes:

•	ARPU calculated as monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	Change in ARPU affected by 113 thousand disconnections of inactive customers in May 2010.
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
CUMULATIVE SELECTED OPERATING DATA
Unaudited figures

	2010				2011
	Jan-Mar	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	% Chg

Traffic (Million minutes)	10,051	20,613	31,288	41,700	9,936	(1.1)
ARPU (EUR) (1)	25.6	25.6	25.8	25.4	23.2	(9.1)
Prepay (1)	11.4	11.5	11.7	11.4	9.6	(16.2)
Contract	33.1	33.0	33.1	32.6	29.7	(10.1)
Data ARPU (EUR) (1)	5.3	5.3	5.4	5.5	5.7	7.6
% non-P2P SMS over data revenues	65.3%	65.4%	66.2%	66.6%	72.0%	6.7 p.p.
Notes:

•	ARPU calculated as monthly quarterly average of each period.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	Change in ARPU affected by 113 thousand disconnections of inactive customers in May 2010.
January — March 2011 Results TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica1
Latin America has consolidated its position as one of the world’s highest-growth regions on the strength of domestic demand, exports and foreign investment, while Brazil continues to strengthen its regional leadership position.
Particularly noteworthy is the growing contribution of the businesses in Brazil to Telefónica’s consolidated results, not only because of the increase in the Company’s stake in Vivo but also because of the acceleration of the organic growth recorded by the businesses themselves.
Telefónica manages a portfolio of differential assets in the region, and at the end of the first quarter of 2011 it reached a total of 186 million accesses (+8% year-on-year). This increase was driven by the growth of the mobile business, the expansion in fixed and mobile broadband and the stability of traditional accesses.
Highlights of key trends in the wireless telephony business in the first quarter of 2011 include:
•	The estimated penetration in Latin America rose to 101% (+10 percentage points year-on-year).

•	Telefónica managed 152 million mobile accesses in the region, a 10% year-on-year increase.

•
Net additions in the quarter totalled 2.3 million accesses, reflecting an acquisition policy focused on customer value. Hence, 44% of net additions in the quarter were in the contract segment, which now accounts for 20% of the total customer base (+2 percentage points year-on-year).

•	Mobile broadband penetration continues to show strong growth potential, and stands at 6% of total mobile accesses (+1 percentage points over December 2010).

•	The churn rate (2.7% in the quarter; +0.3 percentage points year-on-year) remained virtually flat compared with the previous quarter, while contract churn levels were significantly lower.

•	Traffic increased 9.1% year-on-year, on the strength of outgoing traffic.

•
Data revenue is one of the Company’s main growth drivers, now accounting for more than 24% of mobile service revenue (+4 percentage points year-on-year organic) and posting a solid 32% year-on-year organic increase in the first quarter of 2011.

•	ARPU in the first quarter of 2011 was virtually flat (-0.1% year-on-year organic), despite the sustained growth in accesses, thanks to the higher outgoing ARPU (+2.1% year-on-year).
In the fixed-telephony business:
•	Telefónica managed 34.5 million fixed-line accesses in the region at the end of March 2011 (+1% year-on-year).
•
The focus on bundling and broadband is reflected by the fact that 68% of wireline accesses had signed up for some form of bundled offer. Furthermore, 89% of broadband accesses are also part of a double or triple play offer.

•
In the broadband business, the Company managed 7.6 million accesses (+15% year-on-year), posting a net quarterly addition of 187 thousand accesses, despite heavy rains in São Paulo that did not allowed to maintain a high volume of gross additions.

•
The number of pay TV customers stood at 1.9 million, up 10% year-on-year. Net additions in the quarter stood at 78 thousand accesses, well above (+68%) the level recorded in the first quarter of 2010. This reflects the success of the commercial repositioning of the service with a more segmented product offering.

[1]
Organic growth: Assumes constant average exchange rates as of the first quarter of 2010, and excludes changes in the consolidation perimeter and the impact of adjustments made for hyperinflation in Venezuela in both years.

January — March 2011 Results TELEFÓNICA

•
In the traditional business the Company continued to focus on maintaining a stable customer base. Fixed line accesses stood at 24.2 million in the first quarter of 2011, with a slight year-on-year decline (1%) and a net loss of 207 thousand accesses in the quarter.

The year-on-year financial results of Telefónica Latinoamérica reflect the full consolidation of Vivo from October 2010 (previously this company’s results were proportionately consolidated).
Revenue in the first quarter of 2011 stood at 7,006 million euros, with a 5.7% year-on-year organic growth (+26.0% reported).
In terms of contribution by country, Brazil remained the biggest contributor to revenue in the first quarter of 2011, generating 50% of regional revenues. The next largest contributors were Argentina (11% of revenue), Chile (8%), Venezuela (7%), Peru (7%) and Mexico (6%). Brazil was also the largest contributor to organic revenue growth (+3.0 percentage points), followed by Argentina (+1.7 percentage points), Venezuela (+0.7 percentage points) and Chile (+0.5 percentage points).
Operating expenses (4,552 million euros in the quarter) increased by 6.3% in year-on-year organic terms (+27.4% reported).
•	Supply costs advanced 3.2% in organic terms to 1,794 million euros, impacted by higher costs in circuits and content suppliers associated to the new services.
•
Subcontract expenses amounted to 1,829 million euros, up 8.2% year-on-year in organic terms. This increase is mainly due to higher network and system costs together with customer care and commissions, for both wireless and wireline operations.

•
Personnel expenses stood at 630 million euros, up 15.1% year-on-year in organic terms, and continue being affected by higher inflation rates in some countries and by the personnel in sourcing processes developed in Brazil in 2010, which had as counterpart savings in other operating costs.

OIBDA stood at 2,535 million euros, growing by 4.9% year-on-year in organic terms (+24.4% reported). It should be highlighted the ramp-up in the OIBDA contribution by countries in the first quarter, which offset the lower contribution from regional projects (-48 million euros in year-on-year revenue and OIBDA comparison).
The OIBDA margin stood at 36.2% and remained virtually stable (-0.3% percentage points year-on-year in organic terms; -0.5 percentage points reported).
CapEx in the first three months of 2011 totalled 705 million euros (+22.0% year-on-year in organic terms; +47.5% reported), mainly related to growth of mobile broadband, improvements to 3G capacity and coverage and improvements to the broadband service at fixed operators. It should be noted that the year-on-year growth in the quarter cannot be extrapolated to the full year given the different levels of execution of investment in both years.
Operating cash flow stood at 1,830 million euros (-0.4% year-on-year organic; +17.3% reported).
BRAZIL (year-on-year changes in organic terms)
In the first quarter of 2011 the Brazilian economy continued to post robust economic growth on the back of higher domestic consumption and foreign investment. These factors, along with political and socioeconomic stability, lead to continued strong performance and a favourable outlook throughout 2011.
In this context, Telefónica posted solid financial and operating results in Brazil, consolidating its position as the market leader in number of accesses as well as revenue and OIBDA.
At the end of the first quarter of 2011, Telefónica managed 77.6 million accesses in Brazil, for a 12% year-on-year increase. Particularly noteworthy is the sharp rise in both the mobile business (+15% year-on-year) and the broadband service (+21% vs. March 2010).
It should be noted that year-on-year financial results reflect the full consolidation, since October 2010, of Vivo (whose results previously were proportionately consolidated).
January — March 2011 Results TELEFÓNICA

Revenue stood at 3,515 million euros at the end of the first quarter 2011, a year-on-year increase of 6.2%, with a ramp-up in growth rates across all businesses.
Operating expenses rose in the first quarter of 2011 by 4.0% year-on-year, well below revenue growth, reflecting the efforts of both operations to enhance efficiency.
•	Supply expenses fell 4.5% year-on-year, affected by an improvement in the unitary cost of equipment and handsets, mainly in the mobile business.
•
Personnel expenses rose 20% year-on-year on the back of the increase in the number of employees in both operations, mainly related with the in sourcing processes developed in 2010 which had as counterpart savings in other operating costs.

•
Subcontract expenses rose by 9.6%, mainly due to the increase in commercial expenses and customer-relationship associated with the growth of wireless and broadband clients. Additionally, the fixed business reflects the impact of the adverse weather conditions in network maintenance and customer care.

OIBDA at the end of the first quarter of 2011 stood at 1,260 million euros, showing acceleration in its growth rate (+11.9% year-on-year). This allowed the Company to deliver a high profitability, with an OIBDA margin of 35.8% (+1.8 percentage points).
CapEx stood at 313 million euros in the first quarter (+3.8% year-on-year), generating 947 million euros in operating cash flow (+14.8% year-on-year).
Commercial activity and revenue performance by business unit
Wireless Business
The estimated mobile penetration in the Brazilian market stands at 108%, with year-on-year growth of 15 percentage points. There were 211 million accesses at the end of the first quarter of 2011.
It should be noted that Vivo began to be managed under Telefónica’s integrated management model in the fourth quarter of 2010, with tangible benefits being recorded in the past six months. At the same time, the Company has continued to bolster its competitive position, consolidating its quality levels, customer satisfaction, brand recognition and profitability levels that remain the market benchmark in Brazil.
In the first quarter of 2011 Vivo consolidated its market leadership in accesses as well as in revenue and profitability, despite strong competition. At the end of March, the Company managed 62.1 million accesses, a 15% year-on-year increase, after posting net additions of 1.8 million accesses in the first quarter. Vivo’s market share stood at 29.4%.
Particularly noteworthy was the quality of the customer base growth, driven by a larger increase in contract customers (+27% year-on-year). Net additions in the contract segment in the first quarter accounted for 39% of the total and allowed the Company to boost its market share in this segment to 35.5% (+5.4 percentage points year-on-year). The contract segment now accounts for 21% of the total customer base (up 2 percentage points year-on-year).
Churn was 2.7% in the quarter, for year-on-year growth of 0.2 percentage points, due to the performance of the prepay segment. It is noteworthy the performance of the contract churn rate, that remained virtually unchanged year-on-year, consolidating the Company’s position as a market benchmark, despite the sharp increase in the customer base.
In the first quarter of 2011, traffic increased 13.2% year-on-year, mainly as a result of higher on-net traffic.
ARPU continued to stabilise, in line with a trend that began in late 2009, declining 1.8% year-on-year, thanks to the sharp rise in data revenue.
Revenue in the first quarter of 2011 rose 13.6% year-on-year to 2,120 million euros. Particularly noteworthy is the solid performance of mobile service revenue, rising 14.6% year-on-year, with a sustained acceleration in growth since the Company is managed solely by Telefónica.
Data revenue in the first quarter soared 47.0% year-on-year and now accounts for 21% of mobile service revenue (+5 percentage points year-on-year). To highlight, non-P2P SMS data revenue accounts for 65% of total data revenue, reflecting the strong performance in mobile broadband, in which Vivo is also the sector benchmark. The data business is now the key growth driver of the Company.
January — March 2011 Results TELEFÓNICA

Wireline Business
In the fixed-line business, at the end of the first quarter of 2011 Telefónica managed 15.6 million accesses in Brazil (+2% year-on-year).
It should be noticed that the Company’s commercial activity in the first months of the year was hampered by adverse weather conditions, leading to a lower number of gross additions than in previous quarters.
In the traditional wireline business, the Company managed 11.2 million accesses (remaining stable year-on-year) with a loss of 120 thousand accesses in the quarter due to the factors abovementioned. However, the churn rate remained in line with the same period last year.
The Company’s broadband accesses remained particularly buoyant, with a 21% year-on-year growth, to reach 3.4 million at the end of March. Broadband now account for 30% of the Company’s fixed-line accesses (+5 percentage points over March 2010). Moreover, net additions totalled 74 thousand accesses in the quarter, despite the lower gross adds as a result of the heavy rains in São Paulo.
Telesp managed 509 thousand pay TV accesses at the end of the first quarter of 2011 (+8% year-on-year), posting net additions for the second consecutive quarter, which reached 22 thousand accesses and were similar to the level in the previous quarter, reflecting the successful repositioning of its offering.
Revenue stood at 1,756 million euros at the end of the quarter, with year-on-year growth of 1.7% showing a clear acceleration from the previous quarter.
Revenue from Internet, pay TV and content rose, consolidating its positive trend in the first quarter of 2011 (+9.5% year-on-year). These services now account for 16% of total revenue.
The trend in traditional wireline telephony also improved, as revenue from this segment remained nearly unchanged year-on-year (-0.5%), despite declining revenue from local and long-distance traffic as well as public telephony.
ARGENTINA (year-on-year changes in local currency)
In the first quarter of 2011, the Company’s strategy remained focused on retaining value customers, increasing customer value, and developing both fixed and mobile broadband.
At the end of the first quarter of 2011, Telefónica managed 22.2 million accesses (stable year-on-year). Particularly noteworthy was the growth in fixed broadband (+15% year-on-year) and the stability in fixed telephony accesses.
Revenue was 759 million euros in the first quarter, posting a strong year-on-year growth (+15.8%), on the back of the solid increase in the mobile and fixed broadband revenues, as well as the sustained growth in the traditional telephony business.
Operating expenses increased 20.9% year-on-year in the first quarter of 2011 to 503 million euros, mainly as a result of widespread increase in prices that translated into higher personnel expenses and higher subcontracts expenses. Supplies costs were up 19.0% year-on-year due to higher interconnection and roaming costs associated with rising traffic levels.
OIBDA in the first quarter of 2011 stood at 259 million euros, an 11.0% year-on-year rise, bringing the OIBDA margin to 33.3% (-1.4 percentage points year-on-year).
CapEx totalled 60 million euros in the first quarter (-6.0% year-on-year), with operating cash flow of 199 million euros, a 17.4% year-on-year increase.
Commercial activity and revenue performance by business unit
Wireless Business
The estimated penetration rate of the Argentine mobile market stood at 129% at the end the first quarter of 2011, up 7 percentage points year-on-year.
Telefónica managed 16.0 million mobile accesses in Argentina at the end of March 2011 (-1% year-on-year), posting a net loss of 149 thousand accesses in the quarter as a result of the disconnection of inactive prepay accesses. It is worth highlighting the positive trend of the contract segment, with 93 thousand net additions in the quarter, recording a 10% year-on-year increase in the number of accesses to already account for 37% of total accesses (+4 percentage points year-on-year).
January — March 2011 Results TELEFÓNICA

The churn rate stood at 2.8% (+1.0 percentage points year-on-year), as a result of the disconnection of inactive prepay accesses. Nevertheless, the performance in the contract segment was positive (-0.1 percentage points year-on-year) and remains as a market benchmark.
Traffic at the end of March 2011 was up 6.0% year-on-year, mainly driven by higher on-net traffic (+9.5% year-on-year).
ARPU posted a solid performance, with a 14.9% year-on-year growth, driven mainly by higher per-customer voice consumption and growing data usage.
Revenue in the first quarter of 2011 stood at 482 million euros, recording a solid 16.1% year-on-year growth, on the back of the strong performance of mobile service revenue (+13.7%) and higher handset sales stemming from the Company’s focus on attracting and retaining high-value customers.
Solid growth in mobile broadband services drove the increase in data revenue in the first quarter of 2011 (+21.7% year-on-year), which now accounts for 38% of mobile service revenue (+2 percentage points year-on-year).
Wireline Business
Telefónica managed 6.2 million fixed accesses in Argentina as of March 2011 (+3% year-on-year).
The Company consolidated its position as the benchmark in the broadband market, with high levels of quality and service. Thus, it managed 1.5 million accesses at the end of the first quarter of 2011, with a strong 15% year-on-year growth and net additions of 33 thousand accesses in the quarter. It is worth noting the positive performance of churn as a result of the Company’s focus on quality levels, translating into high customer satisfaction levels.
The bundling strategy led to strong results, as 73% of broadband accesses are with some form of service bundling (+4 percentage points year-on-year).
The number of traditional telephony accesses stood at 4.6 million at the end of the first quarter of 2011, and was stable in year-on-year terms. It should be stressed that 72% of these accesses are part of some type of traffic bundling (+2 percentage points year-on-year).
Revenue stood at 303 million euros in the first quarter with a strong 16.0% year-on-year growth, driven by high Internet and content revenue growth (+32.4% year-on-year) and revenue from data, IT and capacity rental (+18.0% year-on-year), accounting for 26% and 17% of total revenue, respectively. Also noteworthy is the good performance of traditional revenue (+8.9% year-on-year) due to the Company’s strategic focus on bundling.
CHILE (year-on-year changes in local currency)
Despite being one of the most mature in the region, Chile’s telecommunications market continues to deliver strong growth potential in the mobile, broadband and television businesses. It is also worth noting the stability of the traditional fixed telephony business.
In this context, Telefónica has maintained its leadership position across all businesses on the strength of its integrated global offering under a single brand, Movistar, giving the Company a unique competitive advantage.
The Company managed 12.2 million accesses in Chile at the end of the quarter. The robust 13% year-on-year growth was driven mainly by the positive performance in mobile accesses (+17% year-on-year) and by the focus on the profitable mass market expansion of fixed broadband (+5% year-on-year) and pay TV (+21% year-on-year).
Revenue reached 573 million euros in the first quarter with a 6.9% year-on-year growth, reflecting the solid performance of mobile revenue and the stabilisation of sales in the wireline business.
Operating expenses in the quarter rose 6.3% year-on-year totalling 328 million euros, mainly due to higher supplies (+16.6% year-on-year) as a result of higher equipment expenses in the corporate segment and an increased commercial activity in the mobile business, and higher personnel expenses (+6.0% year-on-year). These expenses were partially offset by containment in subcontracts expenses (down 0.6% year-on-year) thanks to measures to enhance efficiency.
Thus, OIBDA stood at 247 million euros, rising by 7.8% year-on-year. The OIBDA margin stood at 43.1% (+0.4 percentage points year-on-year).
January — March 2011 Results TELEFÓNICA

CapEx totalled 76 million euros (+20.4% year-on-year), with operating cash flow of 170 million euros (+2.9% year-on-year).
Commercial activity and revenue performance by business unit
Wireless Business
Estimated penetration in the Chilean mobile market stood at 127% at the end of March 2011, up 19 percentage points year-on-year.
The Company’s strategy aims to ensure profitable long-term growth by focussing the commercial efforts on mobile broadband and the acquisition of high-value customers in the traditional mobile business, through optimal customer segmentation.
Telefónica managed 9.1 million mobile accesses in Chile at the end of the first quarter of 2011, with robust 17% year-on-year growth. The contract segment remains a key growth lever (+19% year-on-year), and now accounts for 29% of the customer base.
Net additions in the quarter stood at 307 thousand accesses, with a 30% year-on-year increase driven by sustained growth in gross additions and stable disconnections, where Movistar is a benchmark in the sector with a 1.4% churn rate (stable in year-on-year terms).
Traffic managed by the Company increased 6.3% over the first quarter of 2010, thanks to the positive performance of on-net traffic (+8.7% year-on-year).
Revenue stood at 347 million euros in the first quarter of 2011 (+13.6% year-on-year). This performance was driven by the strong rise in mobile service revenue (+12.0% year-on-year) and higher handset sales (+45.0% year-on-year), as a result of increased commercial activity targeted at high-value customers.
Particularly noteworthy is the performance of data revenue, which rose by 50.2% year-on-year in local currency in the first quarter of 2011. As a result, data revenue now accounts for 18% of mobile service revenue (+5 percentage points year-on-year). Non-P2P SMS revenue accounts for 71% of total data revenue (+7 percentage points year-on-year).
Wireline Business
Telefónica Chile managed 3.1 million accesses at the end of the first quarter of 2011 (+1% year-on-year).
The number of broadband accesses stood at 821 thousand at the end of March 2011, a 5% year-on-year growth. It should be noticed that the percentage of bundled lines is nearly equivalent to the total number of accesses.
In the pay TV business (+21% year-on-year), the Company managed 359 thousand accesses. In particular, it has a strong offering of high-definition services and is continually reshuffling its value-added services and channels. This has led to 18 thousand net additions in the quarter (+52% year-on-year), strengthening the pay TV business as an important growth driver moving forward.
In addition, traditional access year-on-year decline eased (-3.6% from -4.4% in 2010), thanks to higher gross additions and the gradual improvement in churn. Net line losses were 48% lower than in the first quarter of 2010.
Revenue stood at 256 million euros in the first quarter, remaining virtually flat year-on-year (+0.1%). This performance was driven by the solid growth in revenue from Internet, TV and content services (+9.3% year-on-year), which accounted for 30% of revenue in the quarter (+3 percentage points year-on-year). In addition, data, IT and capacity rental revenue rose by 12.5% year-on-year. These increases offset lower revenue from the traditional business (-7.4% year-on-year) resulting from the declining number of accesses and lower ARPU.
PERÚ (year-on-year changes in local currency)
In a market that continues to experience solid growth, Telefónica has maintained its leadership position, managing a total of 17.1 million accesses at the end of the first quarter of 2011 (+6% year-on-year). To highlight, the strong performance of fixed broadband (+14% year-on-year) and the steady mobile accesses growth (+8% year-on-year).
In the first quarter of 2011, revenue continued to accelerate sequentially and posted a 5.9% year-on-year growth, totalling 495 million euros. This increase was driven by the strong performance of revenues, both from the mobile business and from fixed broadband and pay TV.
January — March 2011 Results TELEFÓNICA

Operating expenses stood at 312 million euros in the first quarter of 2011 (+4.0% year-on-year), with a growth rate below that of revenues. This performance was driven mainly by higher supplies (+2.4% year-on-year) stemming from higher interconnection costs as a result of increased traffic and higher personnel expenses (+6.9% year-on-year).
OIBDA stood at 188 million euros in the quarter (+11.1% year-on-year increase), consolidating the positive trend reported in the two previous quarters. The OIBDA margin stood at 38.0% (+1.8 percentage points year-on-year).
CapEx stood at 34 million euros in the quarter (+82.6% year-on-year). However, CapEx growth in the quarter cannot be extrapolated to the full year given the different levels of execution of investment in the two years. Operating cash flow stood at 154 million euros (+2.1% year-on-year).
Commercial activity and revenue performance by business unit
Wireless Business
The estimated penetration of the Peruvian mobile market reached 69% at the end of first quarter 2011(+3 percentage points year-on-year).
Telefónica consolidated its position as a market benchmark, managing 12.6 million mobile accesses as of March 2011 (+8% year-on-year), despite the disconnection of unidentified prepay inactive customers in the quarter. The Company’s strategy, focused on migration of high-value prepay customers to contract, and the robust performance of gross additions in this segment (+56% year-on-year) are reflected in the sharp increase in contract accesses (+61% year-on-year), which now account for 20% of total mobile accesses (+6 percentage points from March 2010).
Net additions in the quarter stood at 53 thousand accesses, with 57 thousand net additions in the contract segment. Churn stood at 3.5% in the first quarter of 2011 (+0.5 percentage points year-on-year), affected by the prepay disconnections mentioned.
Traffic rose by 25.9% year-on-year, driven by the surge both in outgoing traffic (+26.3% year-on-year) and incoming traffic (+23.5% year-on-year).
ARPU growth in the first three months of 2011 accelerated the growth trend seen in previous quarters, standing at 2.9% year-on-year, reflecting the higher weighting of the contract segment.
Revenue growth continued the steady acceleration trend that began in 2010, with 12.7% year-on-year growth in the quarter, to reach 263 million euros. This performance reflects the strong rise in mobile service revenue (+12.9% year-on-year), thanks to the higher weighting of contract in the customer base and the robust performance in data revenue, which posted a sharp acceleration in growth. Data revenue rose in the first quarter of the year 42.8% year-on-year, and now accounts for 15% of mobile service revenue (+3 percentage points year-on-year). This trend mainly reflects the strong growth in non-P2P SMS data revenue (+66.4% year-on-year), which now represents 61% of data revenue (up 9 percentage points year-on-year).
Wireline Business 2
At the end of the first quarter of 2011, Telefónica total fixed accesses in Peru remained virtually flat in year-on-year terms, standing at 4.5 million.
Broadband accesses grew year-on-year at faster pace, as the number of accesses was 14% higher than in the same quarter last year. The Company managed more than 900 thousand customers as of March 2011 after setting a record for net additions, with 53 thousand accesses in the first three months of the year (more than twice the level recorded in the first quarter of 2010).
TV accesses at the end of March stood at 711 thousand, nearly flat compared to March 2010, despite intense competition.
Traditional wireline accesses at the end of the first quarter of 2011 stood at 2.9 million (-3% year-on-year). The decline was mainly due to fixed-mobile substitution, although the number of accesses has continued to gradually stabilize, in line with previous quarters.

[2]
Wireline telephony accesses include all Telefónica’s fixed wireless accesses in Peru, both those managed by the wireline business and those managed by the wireless business. However, earnings from fixed wireless accesses are included in the results of the Peruvian wireless business.

January — March 2011 Results TELEFÓNICA

Service bundling remains key for the Company. As of March 2011, 57% of traditional wireline accesses were bundled (+4 percentage points year-on-year), while 70% of fixed broadband accesses have signed up for either a “Duo” or “Trio” service (+5 percentage points year-on-year).
Revenue stood at 264 million euros in the quarter (-1.2% year-on-year), improving from the declining trend recorded in 2010. This performance reflects the lower revenue from traditional telephony stemming from new regulations (reduction of F-M rates, the virtual mobile area, in force since September 2010 and the application of the productivity factor). This decline is partially offset by the 6.4% year-on-year growth posted by Internet, TV and content revenues, which accounts for 38% of total revenue (+3 percentage points year-on-year).
COLOMBIA (year-on-year changes in local currency)
Telefónica continued to consolidate its competitive position in the Colombian market in the first quarter of 2011, achieving significant improvements in new businesses that are driving growth.
Telefónica managed 12.3 million accesses at the end of the March in Colombia, up 7% year-on-year, driven by strong year-on-year growth in mobile accesses (+7% year-on-year), fixed broadband (+25% year-on-year) and pay TV customers (+47% year-on-year).
Revenue totalled 377 million euros in the first quarter of 2011 (+4.0% year-on-year), consolidating the accelerating growth trend seen in previous quarters.
Operating expenses in the first quarter of 2011 rose 7.6% year-on-year to 280.3 million euros. This growth was due to increased supplies (+11.8% year-on-year) associated with higher infrastructure and circuit leasing costs and increased subcontract expenses (+5.1% year-on-year), arising from maintenance costs derived from the cold wave. On the other hand, personnel expenses remained stable (-0.3% year-on-year).
OIBDA amounted to 119 million euros in the first three months of the year (+0.9% year-on-year), and was affected by the assignment of rights of use of non-core assets in the quarter (11 million euros). As a result in the first quarter of 2011, the reported OIBDA margin stood at 31.7% (-1.0 percentage points year-on-year).
CapEx amounted to 47 million euros in the first quarter, doubling the amount recorded in the same period of 2010 (+99.7% year-on-year). It should be noted that year-on-year growth in the quarter cannot be extrapolated to the full year given the different levels of execution of investment in both years. As a result, operating cash flow fell 23.6% year-on-year to 72 million euros.
Commercial activity and revenue performance by business unit
Wireless Business
The Colombian mobile market reached an estimated penetration of 99% by the end of the first quarter of 2011, up 5 percentage points year-on-year compared to March 2010.
Telefónica managed 10 million accesses at the end of March 2011 (+7% year-on-year), driven by the sharp growth in contract customers (+27% year-on-year) and the strong performance of mobile broadband, which further consolidated its position as a key growth driver.
The Company reported a net loss of 34 thousand accesses in the quarter, despite recording 114 thousand net additions in the contract segment in the period.
Churn stood at 3.5% (+0.3 percentage points year-on-year), affected by the performance of the prepay segment and despite the improvement in contract churn to 1.5%.
Traffic in the first quarter increased by 9.8% year-on-year to 4,148 million minutes, driven by the growth in outgoing traffic (+11.4% year-on-year).
ARPU fell 2.9% year-on-year in the first quarter, despite the solid growth in data ARPU.
Revenue totalled 221 million euros in the first quarter, up 9.0% year-on-year, on the back of strong performance of mobile service revenues (+7.4% year-on-year) and higher handset sales (+35.1% year-on-year).
Data revenues further consolidated their position as a growth driver, rising 71.1% year-on-year to account for 21% of mobile service revenues (+8 percentage points year-on-year). Non-P2P SMS data revenue performed well and almost doubled year-on-year (+96.2%), accounting for 87% of data revenue (+11 percentage points year-on-year).
January — March 2011 Results TELEFÓNICA

Wireline Business
Telefónica managed 2.4 million accesses at the end of March 2011 (+6% year-on-year), reporting 22 thousand net additions in the quarter.
Broadband accesses totalled 576 thousand and posted a sustained growth (+25% year-on-year), posting a 28 thousand accesses net additions in the quarter.
Pay TV accesses maintained a solid performance and reached 217 thousand (+47% year-on-year), with net additions of 12 thousand accesses in the quarter.
In the traditional business, the Company managed 1.6 million accesses (-4% year-on-year), with a net loss in the quarter of 18 thousand accesses.
It should be noted that 79% of wireline accesses were bundled at the end of March 2011, and that all broadband accesses are marketed as part of either a Dúo or Trío package.
Revenues amounted to 165 million euros in the first quarter of 2011 (-2.2% year-on-year), reflecting lower traditional service revenues (-9.3% year-on-year), due to the lower number of accesses and the introduction of promotional rates.
Internet, TV and content revenues performed well in the quarter, rising by 15.4% year-on-year to account for 26% of the total revenues of the wireline business (+4 percentage points year-on-year), while data, IT and capacity revenues fell 3.1% year-on-year, affected by the higher seasonality of IT sales.
MÉXICO (year-on-year changes in local currency)
The estimated penetration in the Mexican mobile market reached 83% by the end of March 2011, up 6 percentage points year-on-year.
The Company’s financial and operating results in the quarter reflect the commercial repositioning underway since 2010, which has been strengthened in the first quarter of 2011. Thus, the Company has increased the promotions aimed at acquiring new customers and fostering usage, the latter especially in the prepay segment.
As a result, the Company managed 20.7 million accesses at the end of March 2011, up 14% year-on-year. Mobile accesses stood at 20.1 million (+13% year-on-year), with strong growth in the contract segment (+32% year-on-year). Net additions reached 395 thousand mobile accesses. The churn rate in the first quarter was 2.4%, up 0.2 percentage points year-on-year, with the Company maintaining a contract churn (1.0%) that is a benchmark in the market.
The Company’s efforts to strengthen its competitive position in the mobile broadband business by acquiring spectrum in the second half of 2010 are starting to deliver results, with a fourfold increase in mobile broadband accesses compared with March 2010.
Telefónica Móviles México reached an estimated 22% share of the mobile market (+1 percentage point year-on-year).
Traffic fell 7.0% year-on-year in the first three months of 2011, affected by the changes to the commercial offering in the first six months of 2010, and higher indirect taxes introduced in the first half of 2010 (3% special tax, IEPS, on production and services and a 1 percentage point increase in VAT).
As a result, ARPU fell 20.3% year-on-year in the first quarter of 2011, mainly due to the performance of the prepay segment.
First-quarter revenues totalled 417 million euros (-10.8% year-on-year), reflecting lower mobile service revenue (-8.7% year-on-year) mainly resulting from the negative performance in prepay and despite the sustained positive trend in the contract segment.
Data revenues now account for 25% of mobile service revenues (+2 percentage points year-on-year), with a particularly strong performance from non-P2P SMS revenues, which increased 68.7% year-on-year and now account for 21% of data revenues (+9 percentage points year-on-year).
The revenue performance and the higher commercial expenses to boost the customer base resulted in OIBDA in the quarter of 114 million euros (-19.2% year-on-year), posting an OIBDA margin of 27.4% (-2.8 percentage points year-on-year).
January — March 2011 Results TELEFÓNICA

CapEx totalled 77 million euros in the first quarter (+207.9% year-on-year), reflecting the Company’s efforts to roll out 3G coverage to maximise spectrum value as rapidly as possible. Operating cash flow stood at 37 million euros (-67.9% year-on-year).
VENEZUELA (year-on-year changes in organic terms)
Estimated mobile market penetration in Venezuela stood at 99% at the end of March 2011 (-3 percentage points year-on-year).
In the current environment, Telefónica Móviles Venezuela is pursuing a strategy focused on innovation and maximising customer value, with market-leading broadband, television and mobile telephony services and a highly segmented approach. In the first quarter of 2011 the Company also refocused its commercial offering for lower-income segments.
Telefónica managed 10.1 million accesses in Venezuela (-12% year-on-year) at the end of March 2011, of which 9.1 million were mobile accesses (-12% year-on-year). This performance was shaped by market dynamics, though mobile gross additions rose in the quarter (+8% year-on-year). Also noteworthy was the strong growth in contract accesses (+23% year-on-year), which now account for 9% of total accesses (+3 percentage points year-on-year).
The mobile churn rate stood at 3.7% in March 2011 (+1.1 percentage points year-on-year), mainly affected by the performance of the prepay segment. The lower contract churn (0.8%) is to be highlighted.
Traffic was down 2.7% year-on-year due to decline in accesses.
The Company’s focus on increasing per-customer value was reflected in the solid performance of ARPU, which rose by 27.1% year-on-year, driven by the growth in data ARPU (+40.1%).
Revenue continued to post strong growth in the first quarter, rising 9.3% year-on-year to 508 million euros, on the back of a healthy increase in mobile service revenues (+11.0%) and despite lower handset sales (-4.3%).
In the data business, Telefónica Móviles Venezuela is strengthening its position as a benchmark company, offering new products and innovative services, with mobile broadband delivering an especially strong performance. Thus, data revenue advanced 24.6% year-on-year in the quarter to account for 36% of mobile service revenues (+4 percentage points year-on-year).
OIBDA reached 233 million euros in the first three months of 2011, up 8.1% year-on-year. The Company continues to maintain a high level of operating efficiency, posting an OIBDA margin of 45.9% virtually unchanged year-on-year (-0.5 percentage points).
CapEx totalled 81 million euros (+36.9% year-on-year). It should be noted that year-on-year growth in the quarter cannot be extrapolated to the full year given the different levels of execution of investment in both years. Thus, operating cash flow stood at 152 million euros (-1.8% year-on-year).
CENTRAL AMERICA (year-on-year changes in organic terms)3
Mobile penetration in Telefónica’s Central American markets is estimated at 101% as of the end of the first quarter of 2011, up 9 percentage points year-on-year. It is worth highlighting, the penetration rate in El Salvador and Panama exceeds 100% and in Nicaragua it rose by 11 percentage points in the last 12 months.
In these markets, Telefónica managed a total of 7.1 million accesses at the end of the quarter (+10% year-on-year), of which 6.6 million were mobile accesses (+11% year-on-year), consolidating the acceleration trend seen in 2010. To highlight the strong performance of the contract segment (+27% year-on-year), that led the Company to recover market share in the last 12 months, further improving its competitive positioning.
Mobile net additions in the first quarter of the year stood at 223 thousand accesses (+37% year-on-year), with an improvement in the share of net additions during the quarter. These strong results have been driven by greater commercial activity, stemming from product differentiation and the favourable performance of churn (2.4%), which remained stable in year-on-year terms, and declined 0.2 percentage points compared to previous quarter.

[3]	Year-on-year changes in organic terms: in financial terms, it assumes year-on-year changes in constant euros and results from the Costa Rica operation are excluded from organic growth calculation.
January — March 2011 Results TELEFÓNICA

Revenue stood at 135 million euros in the quarter (-1.4% year-on-year), mainly as a result of lower revenues in Guatemala and Panama and new regulatory measures in El Salvador that have not been offset by the positive revenue performance in Nicaragua.
To highlight the strong performance of data revenues in the quarter, up 22.4% year-on-year, already accounting for 17% of mobile service revenue (+3 percentage points year-on-year). In particular, non-P2P SMS revenue climbed 25.1% year-on-year and now account for 52% of data revenues (+1 percentage points year-on-year).
OIBDA stood at 39 million euros in the quarter (-14.2% year-on-year), as a result of higher commercial expenses amid increased activity. The OIBDA margin was 28.6% (-4.4 percentage points year-on-year).
CapEx amounted to 5 million euros, a 65.3% year-on-year decline. Operating cash flow totalled 34 million euros in the first quarter of 2011 (+2.1% year-on-year).
ECUADOR (year-on-year changes in local currency)
Estimated penetration in the Ecuadorean mobile market stood at 107% at the end of March 2011, up 10 percentage points year-on-year.
At the end of March 2011, Telefónica managed 4.5 million total accesses in Ecuador (+14% year-on-year).
Mobile net additions totalled 173 thousand accesses in the first three months of 2011 (+38% year-on-year), with mobile accesses amounting to 4.4 million (+14% year-on-year), driven by the excellent performance of the contract segment (+22% year-on-year) on the back of the strong uptake of mobile broadband and migrations from prepay to contract.
Mobile churn stood at 2.5% in the quarter (+0.1 percentage points year-on-year), highlighting the strong performance of the contract churn (-1.2 percentage points year-on-year).
Traffic continued to grow in the first quarter, with a 13.6% year-on-year growth driven by higher on-net traffic, but also by off-net traffic.
ARPU also performed well, reversing the declines seen since the second quarter of 2010 and delivering a 0.7% year-on-year increase, thanks to the better performance of contract ARPU.
Revenue rose 6.0% year-on-year to 96 million euros in the first quarter of 2011, underpinned by solid growth in mobile service revenues (+8.0% year-on-year).
Data revenues remained a key growth driver, posting a 19.0% year-on-year growth, and now account for 26% of mobile service revenues (+2 percentage points year-on-year). Non-P2P SMS data revenues performed especially well (+53.1% year-on-year), accounting for 60% of total data revenues (+13 percentage points year-on-year).
OIBDA stood at 31 million euros, up 18.1% year-on-year and outpacing revenue growth. As a result, the OIBDA margin increased to 32.7% (+3.3 percentage points year-on-year).
CapEx totalled 2 million euros in the first quarter of 2011 (-66.5% year-on-year).
As a result, operating cash flow grew 42.2% year-on-year to 29 million euros.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA LATINOAMERICA
ACCESSES
Unaudited figures (thousands)

	2010				2011
	March	June	September	December	March	% Chg

Final Clients Accesses	172,265.3	176,044.0	179,102.5	183,686.9	185,984.0	8.0
Fixed telephony accesses (1)	24,459.1	24,514.9	24,456.5	24,403.6	24,196.2	(1.1)
Internet and data accesses	7,733.8	7,911.5	8,102.7	8,235.1	8,327.9	7.7
Narrowband (2)	983.6	881.6	808.0	674.8	586.7	(40.3)
Broadband (3) (4)	6,641.5	6,916.0	7,183.0	7,442.3	7,629.0	14.9
Other (5)	108.7	113.9	111.7	118.0	112.3	3.3
Mobile accesses	138,377.4	141,882.2	144,790.1	149,255.4	151,589.0	9.5
Prepay	113,517.7	115,102.4	116,267.5	119,359.1	120,676.5	6.3
Contract	24,859.7	26,779.8	28,522.6	29,896.3	30,912.5	24.3
Pay TV	1,695.0	1,735.4	1,753.2	1,792.7	1,870.9	10.4

Wholesale Accesses	55.8	58.8	56.1	55.9	54.5	(2.3)

Total Accesses	172,321.1	176,102.8	179,158.5	183,742.8	186,038.6	8.0

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brasil and Terra México.

(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(5)	Retail circuits other than broadband.
January – March 2011 Results TELEFÓNICA

TELEFÓNICA LATINOAMERICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - March
	2011	2010	% Chg

Revenues	7,006	5,561	26.0
Internal exp capitalized in fixed assets	35	31	11.7
Operating expenses	(4,552)	(3,572)	27.4
Supplies	(1,794)	(1,488)	20.6
Personnel expenses	(630)	(469)	34.3
Subcontracts	(1,829)	(1,346)	35.9
Bad debt provision	(105)	(123)	(14.9)
Taxes	(194)	(146)	33.1
Other net operating income (expense)	38	11	n.s.
Gain (loss) on sale of fixed assets	8	8	(2.9)
Impairment of goodwill and other assets	—	(1)	c.s.
Operating income before D&A (OIBDA)	2,535	2,038	24.4
OIBDA Margin	36.2%	36.7%	(0.5 p.p. )
Depreciation and amortization	(1,151)	(924)	24.6
Operating income (OI)	1,383	1,114	24.1

Notes:

•	OIBDA and OI before management and brand fees.

•	Starting April 2008, Vivo’s consolidation perimeter includes Telemig.

•	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•	T. Latinoamérica reported figures include 100% of Vivo since October 2010.

•
From January 1st, 2011, the perimeter of consolidation of T. Latinoamérica excludes Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) (actually T.Europe). As a result, the results of T. Latinoamérica have been restated for the fiscal year 2010, to reflect the above mentioned new organization from January 1st, 2010.

January — March 2011 Results TELEFÓNICA

TELEFÓNICA LATINOAMERICA
ACCESSES BY COUNTRY (I)
Unaudited figures (Thousands)

	2010				2011
	March	June	September	December	March	% Chg

BRAZIL
Final Clients Accesses	69,185.5	71,353.9	73,243.2	75,919.6	77,592.3	12.2
Fixed telephony accesses (1)	11,193.2	11,256.8	11,299.3	11,292.6	11,172.6	(0.2)
Internet and data accesses	3,573.4	3,651.0	3,764.0	3,848.2	3,849.7	7.7
Narrowband	689.4	595.8	547.0	446.2	378.1	(45.2)
Broadband (2)	2,801.4	2,974.2	3,138.9	3,319.2	3,393.6	21.1
Other (3)	82.6	81.0	78.1	82.8	78.0	(5.6)
Mobile accesses	53,949.1	55,977.3	57,714.4	60,292.5	62,061.3	15.0
Prepay	43,435.9	44,626.1	45,641.8	47,658.6	48,742.0	12.2
Contract	10,513.2	11,351.2	12,072.6	12,633.9	13,319.2	26.7
Pay TV	469.8	468.8	465.5	486.3	508.7	8.3

Wholesale Accesses	33.6	34.1	33.8	33.9	32.9	(1.9)

Total Accesses	69,219.1	71,388.1	73,277.0	75,953.5	77,625.2	12.1

ARGENTINA
Final Clients Accesses	22,157.2	22,384.3	22,501.9	22,275.8	22,142.2	(0.1)
Fixed telephony accesses (1)	4,608.9	4,612.1	4,620.9	4,621.5	4,614.6	0.1
Fixed wireless	38.0	36.1	38.8	35.5	36.8	(2.9)
Internet and data accesses	1,365.5	1,408.2	1,468.4	1,505.4	1,527.8	11.9
Narrowband	89.1	83.9	76.5	65.7	54.9	(38.3)
Broadband (2)	1,276.4	1,324.4	1,391.9	1,439.7	1,472.9	15.4
Mobile accesses	16,182.8	16,364.0	16,412.6	16,148.9	15,999.8	(1.1)
Prepay	10,867.3	10,911.8	10,793.3	10,370.4	10,127.8	(6.8)
Contract	5,315.5	5,452.1	5,619.3	5,778.5	5,871.9	10.5

Wholesale Accesses	9.8	12.6	12.8	13.0	12.8	30.1

Total Accesses	22,167.0	22,396.9	22,514.8	22,288.8	22,155.0	(0.1)

CHILE
Final Clients Accesses	10,847.4	11,077.5	11,397.8	11,910.5	12,214.7	12.6
Fixed telephony accesses (1)	1,990.9	1,966.9	1,952.8	1,939.3	1,920.2	(3.6)
Internet and data accesses	800.0	811.0	830.6	836.0	834.9	4.4
Narrowband	8.5	7.6	7.0	6.6	6.3	(26.2)
Broadband (2)	783.5	795.3	815.7	821.5	820.8	4.8
Other (3)	8.0	8.0	7.9	7.9	7.8	(3.4)
Mobile accesses	7,759.6	7,992.7	8,290.8	8,794.0	9,100.5	17.3
Prepay	5,531.7	5,640.0	5,805.3	6,179.3	6,448.1	16.6
Contract	2,228.0	2,352.7	2,485.4	2,614.7	2,652.5	19.1
Pay TV	296.9	306.9	323.6	341.2	359.1	21.0

Wholesale Accesses	8.6	8.4	5.7	5.3	5.1	(41.2)

Total Accesses	10,856.1	11,085.8	11,403.5	11,915.8	12,219.8	12.6

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRY (II)
Unaudited figures (Thousands)

	2010				2011
	March	June	September	December	March	% Chg

PERU
Final Clients Accesses	16,162.6	16,304.7	16,611.5	16,954.3	17,057.3	5.5
Fixed telephony accesses (1)	2,945.3	2,915.0	2,895.4	2,871.2	2,852.0	(3.2)
Fixed wireless	555.8	539.7	535.6	537.8	515.4	(7.3)
Internet and data accesses	824.0	860.0	863.1	885.4	934.3	13.4
Narrowband	15.0	16.5	15.9	15.4	11.0	(26.5)
Broadband (2)	792.2	825.3	828.4	850.8	903.6	14.1
Other (3)	16.8	18.2	18.8	19.2	19.7	17.1
Mobile accesses	11,681.1	11,805.4	12,141.9	12,507.1	12,559.9	7.5
Prepay	10,151.5	9,873.8	9,880.8	10,104.4	10,100.5	(0.5)
Contract	1,529.6	1,931.6	2,261.1	2,402.7	2,459.5	60.8
Pay TV	712.3	724.3	711.1	690.6	711.1	(0.2)

Wholesale Accesses	0.5	0.5	0.5	0.5	0.5	(5.7)

Total Accesses	16,163.1	16,305.2	16,611.9	16,954.8	17,057.7	5.5

COLOMBIA
Final Clients Accesses	11,528.0	11,835.4	12,062.9	12,350.3	12,338.5	7.0
Fixed telephony accesses (1)	1,628.2	1,627.1	1,623.7	1,586.9	1,569.2	(3.6)
Internet and data accesses	464.9	499.7	534.5	553.6	581.6	25.1
Narrowband	4.9	4.6	5.3	5.6	6.0	23.0
Broadband (2)	460.0	495.0	529.2	548.0	575.6	25.1
Mobile accesses	9,287.5	9,537.6	9,720.1	10,004.5	9,970.6	7.4
Prepay	7,369.0	7,497.1	7,520.5	7,679.1	7,531.4	2.2
Contract	1,918.5	2,040.5	2,199.6	2,325.5	2,439.2	27.1
Pay TV	147.4	171.0	184.7	205.3	217.1	47.3

Wholesale Accesses	3.3	3.3	3.3	3.3	3.3	0.0

Total Accesses	11,531.3	11,838.7	12,066.2	12,353.6	12,341.8	7.0

MEXICO
Mobile accesses	17,813.2	18,256.9	18,760.5	19,661.6	20,057.0	12.6
Pre-Pay	16,617.3	16,904.4	17,289.7	18,061.3	18,476.2	11.2
Contract	1,195.9	1,352.5	1,470.8	1,600.2	1,580.8	32.2
Fixed wireless	381.1	430.6	496.0	565.5	604.1	58.5

Total Accesses	18,194.3	18,687.5	19,256.5	20,227.1	20,661.1	13.6

VENEZUELA
Mobile accesses	10,254.6	10,265.4	9,851.0	9,514.7	9,078.1	(11.5)
Prepay	9,601.7	9,596.1	9,137.0	8,740.3	8,272.2	(13.8)
Contract	652.9	669.3	714.0	774.4	805.9	23.4
Fixed wireless	1,170.8	1,175.8	1,023.4	966.2	916.3	(21.7)
Pay TV	68.7	64.4	68.3	69.3	74.9	9.1

Total Accesses	11,494.0	11,505.6	10,942.7	10,550.2	10,069.2	(12.4)

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRY (III)
Unaudited figures (Thousands)

	2010				2011
	March	June	September	December	March	% Chg

CENTRAL AMERICA (1)
Fixed telephony accesses (2)	453.2	441.5	451.0	465.7	470.6	3.8
Fixed Wireless	223.1	224.9	238.4	301.7	303.1	35.8
Internet and data accesses	12.7	11.6	10.9	3.0	2.7	(78.5)
Broadband (3)	11.4	10.4	9.5	0.5	1.6	(86.2)
Other (4)	1.2	1.2	1.3	2.4	1.1	(7.1)
Mobile accesses	5,969.2	6,044.0	6,166.6	6,403.7	6,626.3	11.0
Prepay	5,473.2	5,454.1	5,550.5	5,776.0	5,994.9	9.5
Contract	496.0	589.9	616.2	627.7	631.4	27.3

Total Accesses	6,435.1	6,497.2	6,628.5	6,872.4	7,099.7	10.3

ECUADOR
Mobile accesses	3,846.7	3,981.1	4,060.7	4,219.8	4,392.4	14.2
Prepay	3,299.4	3,405.8	3,448.7	3,561.6	3,723.3	12.8
Contract	547.3	575.3	612.1	658.2	669.1	22.2
Fixed Wireless	87.5	89.0	94.0	94.8	76.5	(12.5)

Total Accesses	3,934.2	4,070.1	4,154.8	4,314.6	4,468.9	13.6

URUGUAY
Mobile accesses	1,633.5	1,657.8	1,671.5	1,708.5	1,743.1	6.7
Prepay	1,170.7	1,193.0	1,199.9	1,228.1	1,260.0	7.6
Contract	462.8	464.8	471.6	480.4	483.1	4.4

Total Accesses	1,633.5	1,657.8	1,671.5	1,708.5	1,743.1	6.7

(1)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes optical fiber, cable modem and broadband circuits.

(4)	Retail circuits other than broadband.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA LATINOAMERICA
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2010				2011
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur

BRAZIL
Traffic (Million minutes)	18,345	18,639	20,196	20,283	20,774	13.2
ARPU (EUR)	10.1	11.1	11.3	11.3	10.8	(1.8)

ARGENTINA
Traffic (Million minutes)	4,052	4,271	4,515	4,713	4,297	6.0
ARPU (EUR)	8.5	9.2	9.5	9.6	9.4	14.9

CHILE
Traffic (Million minutes)	2,822	2,859	3,025	3,085	3,000	6.3
ARPU (EUR)	11.5	12.0	12.4	12.5	12.0	(4.4)

PERU
Traffic (Million minutes)	3,072	3,208	3,502	3,881	3,868	25.9
ARPU (EUR)	5.7	6.3	6.3	6.3	6.1	2.9

COLOMBIA
Traffic (Million minutes)	3,779	3,995	4,148	4,303	4,148	9.8
ARPU (EUR)	6.7	7.1	7.6	7.4	6.8	(2.9)

MEXICO
Traffic (Million minutes)	6,298	5,745	5,426	5,764	5,860	(7.0)
ARPU (EUR)	6.8	7.5	6.8	6.6	5.8	(20.3)

VENEZUELA
Traffic (Million minutes)	3,560	3,519	3,523	3,593	3,464	(2.7)
ARPU (EUR) (1)	12.9	14.1	14.6	15.5	15.7	27.1

CENTRAL AMERICA (2)
Traffic (Million minutes)	1,802	1,906	2,107	2,220	2,249	24.8
ARPU (EUR)	6.6	7.1	6.6	6.4	6.1	(9.5)

ECUADOR
Traffic (Million minutes)	1,035	1,067	1,063	1,103	1,176	13.6
ARPU (EUR)	6.3	7.0	7.0	6.8	6.4	0.7

URUGUAY
Traffic (Million minutes)	691	706	742	797	764	10.6
ARPU (EUR)	9.9	10.5	9.8	10.0	9.9	(1.0)

Notes:

•	ARPU calculated as a monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)
For comparative purpose and in order to facilitate the interpretation of the year-on-year change versus 2010 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA LATINOAMERICA
CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2010				2011
	Jan-Mar	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	% Chg Local Cur

BRAZIL
Traffic (Million minutes)	18,345	36,984	57,180	77,463	20,774	13.2
ARPU (EUR)	10.1	10.6	10.9	11.0	10.8	(1.8)
ARGENTINA
Traffic (Million minutes)	4,052	8,323	12,837	17,550	4,297	6.0
ARPU (EUR)	8.5	8.8	9.0	9.2	9.4	14.9
CHILE
Traffic (Million minutes)	2,822	5,681	8,706	11,791	3,000	6.3
ARPU (EUR)	11.5	11.8	12.0	12.1	12.0	(4.4)
PERU
Traffic (Million minutes)	3,072	6,280	9,781	13,662	3,868	25.9
ARPU (EUR)	5.7	6.0	6.1	6.2	6.1	2.9
COLOMBIA
Traffic (Million minutes)	3,779	7,774	11,923	16,226	4,148	9.8
ARPU (EUR)	6.7	6.9	7.1	7.2	6.8	(2.9)
MEXICO
Traffic (Million minutes)	6,298	12,043	17,468	23,232	5,860	(7.0)
ARPU (EUR)	6.8	7.2	7.0	6.9	5.8	(20.3)
VENEZUELA
Traffic (Million minutes)	3,560	7,078	10,602	14,195	3,464	(2.7)
ARPU (EUR) (1)	12.9	13.5	13.9	14.3	15.7	27.1
CENTRAL AMERICA (2)
Traffic (Million minutes)	1,802	3,709	5,815	8,035	2,249	24.8
ARPU (EUR)	6.6	6.9	6.8	6.7	6.1	(7.5)
ECUADOR
Traffic (Million minutes)	1,035	2,102	3,165	4,268	1,176	13.6
ARPU (EUR)	6.3	6.7	6.8	6.8	6.4	0.7
URUGUAY
Traffic (Million minutes)	691	1,397	2,139	2,936	764	10.6
ARPU (EUR)	9.9	10.2	10.1	10.1	9.9	(1.0)

Notes:

•	ARPU calculated as a monthly quarterly average for each period.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)
For comparative purpose and in order to facilitate the interpretation of the year-on-year change versus 2010 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA LATINOAMERICA
SELECTED FINANCIAL DATA BY COUNTRY (I)
Unaudited figures (Euros in millions)

	January - March
	2011	2010	% Chg		% Chg Local Cur

BRAZIL (1)
Revenues	3,515	2,304	52.5		39.6
Wireless Business	2,120	854	148.3		127.2
Service revenues	1,985	792	150.5		129.2
Wireline Business	1,756	1,579	11.2		1.7
OIBDA	1,260	770	63.6		49.7
OIBDA margin	35.8%	33.4%	2.4 p.p.
CapEx	313	209	49.2		36.5
OpCF (OIBDA-CapEx)	947	561	69.0		54.6
ARGENTINA
Revenues	759	678	12.0		15.8
Wireless Business	482	429	12.3		16.1
Service revenues	441	401	10.0		13.7
Wireline Business	303	270	12.3		16.0
OIBDA	259	242	7.4		11.0
OIBDA margin (2)	33.3%	34.7%	(1.4 p.p.	)
CapEx	60	66	(9.1)		(6.0)
OpCF (OIBDA-CapEx)	199	175	13.7		17.4
CHILE
Revenues	573	492	16.4		6.9
Wireless Business	347	280	23.8		13.6
Service revenues	322	264	22.0		12.0
Wireline Business	256	235	9.1		0.1
OIBDA	247	210	17.4		7.8
OIBDA margin	43.1%	42.7%	0.4 p.p.
CapEx	76	58	31.2		20.4
OpCF (OIBDA-CapEx)	170	152	12.2		2.9

Note: OIBDA is presented before management and brand fees.

(1)	Includes 100% of Vivo since October 2010.

(2)	Margin over revenues includes fixed to mobile interconnection.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA BY COUNTRY (II)
Unaudited figures (Euros in millions)

	January - March
	2011	2010	% Chg	% Chg Local Cur

PERU
Revenues	495	451	9.8	5.9
Wireless Business	263	225	16.9	12.7
Service revenues	223	191	17.1	12.9
Wireline Business	264	258	2.4	(1.2)
OIBDA	188	163	15.2	11.1
OIBDA margin	38.0%	36.2%	1.8 p.p.
CapEx	34	18	89.4	82.6
OpCF (OIBDA-CapEx)	154	145	5.9	2.1
COLOMBIA
Revenues	377	346	9.0	4.0
Wireless Business	221	193	14.1	9.0
Service revenues	205	182	12.5	7.4
Wireline Business	165	161	2.4	(2.2)
OIBDA	119	113	5.7	0.9
OIBDA margin	31.7%	32.7%	(1.0 p.p. )
CapEx	47	22	109.1	99.7
OpCF (OIBDA-CapEx)	72	91	(20.0)	(23.6)
MEXICO (T. Móviles Mexico)
Revenues	417	436	(4.4)	(10.8)
Service revenues	379	387	(2.2)	(8.7)
OIBDA	114	132	(13.4)	(19.2)
OIBDA margin	27.4%	30.2%	(2.8 p.p. )
CapEx	77	23	n.m.	n.m.
OpCF (OIBDA-CapEx)	37	109	(65.6)	(67.9)
VENEZUELA (T. Móviles Venezuela) (1)
Revenues	508	491	3.6	9.3
Service revenues	450	436	3.3	11.0
OIBDA	233	227	2.9	8.1
OIBDA margin	45.9%	46.2%	(0.3 p.p. )
CapEx	81	59	38.4	36.9
OpCF (OIBDA-CapEx)	152	168	(9.5)	(1.8)
CENTRAL AMERICA (2)
Revenues	135	135	0.0	(1.4)
Service revenues	127	127	0.3	(1.1)
OIBDA	39	46	(15.3)	(16.5)
OIBDA margin	28.6%	33.8%	(5.2 p.p. )
CapEx	5	11	(57.2)	(56.8)
OpCF (OIBDA-CapEx)	34	35	(2.0)	(3.6)

•	OIBDA is presented before management and brand fees.

(1)
2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2010, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.

(2)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA BY COUNTRY (III)
Unaudited figures (Euros in millions)

	January - March
	2011	2010	% Chg	% Chg Local Cur

ECUADOR (T. Móviles Ecuador)
Revenues	96	90	7.3	6.0
Service revenues	86	79	9.2	8.0
OIBDA	31	26	19.4	18.1
OIBDA margin	32.7%	29.3%	3.3 p.p.
CapEx	2	6	(66.1)	(66.5)
OpCF (OIBDA-CapEx)	29	20	44.0	42.4
URUGUAY (T. Móviles Uruguay)
Revenues	58	54	7.9	6.3
Service revenues	56	51	8.8	7.2
OIBDA	27	23	16.7	15.1
OIBDA margin	46.9%	43.4%	3.6 p.p.
CapEx	1	2	(73.3)	(73.7)
OpCF (OIBDA-CapEx)	27	21	27.1	25.2

•	Note: OIBDA is presented before management and brand fees.
January — March 2011 Results TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe1
Telefónica Europe delivered strong financial performance in the first quarter of 2011 as it continued to implement its value over volume strategy while also driving growth from new business areas.
At the end of March 2011, Telefónica Europe’s total customer base reached 56.9 million, with ongoing growth in the mobile contract segment driven by mobile broadband accesses.
Focused commercial investment through targeted acquisition and increasing smartphone adoption resulted in mobile contract net additions of 446 thousand in the quarter (+2% year-on-year), bringing total mobile net additions for the quarter to 423 thousand. As a result, the total mobile customer base reached 47.1 million (+6% year-on-year), driven by the solid year-on-year expansion of the contract base (+8%), which already represent 49% of the total base (+1 percentage point year-on-year).
Mobile broadband adoption has continued to accelerate to represent 27% of the total mobile base at the end of March 2011 (24% as of the end of 2010).
Telefónica Europe’s wireline retail broadband accesses reached 4.0 million at the end of March 2011, adding 80 thousand lines in 2011.
Revenues reached 3,892 million euros in the first quarter, a growth of 8.4% year-on-year (+2.4% year-on-year in organic terms). Excluding the impact from mobile termination rate cuts, organic revenue growth stood at 4.4% year-on-year, as the solid performance of the UK and accelerating growth in Germany offset the tough competitive environment in the Czech Republic and continued economic uncertainty in Ireland.
Driven by strong growth in mobile broadband penetration, non-P2P SMS data revenue growth in the first quarter stood at 29.4% in organic terms. Thus, data revenue remained a key growth lever in the first quarter of the year, rising 11.7% year-on-year in organic terms and accounting for 41% of mobile service revenues (+5 percentage points year-on-year in organic terms).
Operating expenses stood at 2,918 million euros in the first quarter, increasing 7.8% year-on-year (+1.6% year-on-year in organic terms).
A breakdown by component is as follows:
•
Supplies increased 11.1% year-on-year to 1,708 million euros in the first quarter, mainly impacted by the consolidation of HanseNet since mid-February 2010. On an organic basis, expenses increased 3.7% mainly due to the higher costs of handsets associated with continued demand for smartphones. Interconnect costs continued to be impacted by regulation and as a result declined year-on-year.

•
Personnel expenses decreased 2.2% on a reported basis to 371 million euros. On an organic basis, these expenses declined 6.5%, partially due to the restructuring booked in the first quarter of 2010 in Telefónica O2 Czech Republic and Telefónica Ireland but also due to the efficiency benefits related to these restructuring programs.

•
The expenses of serving a growing customer base, particularly in the mobile contract segment, led to an increase in subcontracts costs of 2.7% on an organic basis, reaching 790 million euros (+8.3% on a reported level).

1
Organic growth: in financial terms, assumes constant exchange rates (average of January-March 2010) and includes 3 months of HanseNet consolidation in Q1 10. Manx T. financial results and accesses are excluded from the calculation.

NOTE
TNA and TIWS are included in T.Europe’s consolidated perimeter from 1 January 2011.
2010 figures are reported including TNA and TIWS accordingly.
January — March 2011 Results TELEFÓNICA

As a result, OIBDA amounted to 1,028 million euros in the quarter, posting solid 10.4% year-on-year growth (+6.2% in organic terms).
OIBDA margin was 26.4% in the first quarter, 1.0 percentage point higher year-on-year in organic terms (+0.5 percentage points year-on-year reported).
CapEx amounted to 337 million euros in the first quarter and in organic terms, would have declined 3.3% year-on-year. The Company continues to improve its infrastructure and maximise the benefits from network sharing in UK, Ireland and Czech Republic.
Operating cash flow was 691 million euros in the quarter and grew 11.7% year-on-year in organic terms.
TELEFÓNICA UK (year-on-year changes in local currency)
Telefónica UK continued to turn its focus to value in the first quarter of 2011 by taking a selective approach to acquisition and retention in a market that remained competitive on price, particularly at the lower end. New businesses are also core to the strategy of further enhancing customer experience and loyalty whilst also growing base and revenue streams.
This strategy, combined with unrivalled customer experience as illustrated by the sustained market leading churn, allowed the Company to continue delivering financial outperformance against competitors. Also machine-to-machine continued to play a major part in our mobile strategy.
This approach was demonstrated through the launch of new tiered tariffs at the end of the quarter, allowing customers the opportunity to personalise their tariff according to their individual needs whilst also setting a solid framework to allow the Company to monetise the growing demand for data.
At the end of the first quarter, total access base reached 23.1 million (+5% year-on-year), mainly driven by the mobile business.
The Tesco Mobile joint venture also continued to grow in the mobile market, with 51 thousand net additions in the quarter, reaching a closing base of 2.6 million customers (+24% year-on-year), driven by the success of 12 month contracts
The Company’s mobile customer base (excluding Tesco Mobile) reached 22.3 million at the end of March, 2011 (+4% year-on-year), underpinned by a continued strong growth in the contract segment (+9% year-on-year). Contract customers accounted for 48% of the total mobile customer base at the end of the first quarter (2 percentage points higher than in the same period of 2010).
Mobile net additions during the quarter were 75 thousand, a 33% increase over the same period of the previous year, but lower than the average run-rate seen in past quarters. This was due to the fact that the Company consciously decided not to chase volumes, as limited value was seen in the market.
Contract net additions reached 151 thousand, with demand for smartphones with attached data rates continuing to be strong. Smartphone penetration2 at the end of the quarter stood at 33%, close to 4 percentage points increase over 2010 year end.
Churn totalled 2.8% in the first quarter, a 0.2 percentage point increase year-on-year, however contract churn remained consistently low at 1.1%, as recently acknowledged by the Wireless Intelligence Report, citing its customer benefits programme and its pioneering contract offers as main levers for this positive performance.
Mobile voice traffic decreased 4.6% year-on-year in the first quarter, mainly as a result of lower consumption seen in the prepay segment. Data traffic from mobile broadband accesses however continued to grow with total volume increasing 45% year-on-year. Despite the removal of further heavy users to ensure the best network experience to all customers, both data usage per customer and mobile broadband penetration continued growing.
Total ARPU declined 2.9% year-on-year to reach 24.2 euros.
Voice ARPU declined 8.2% year-on-year impacted by lower average usage from our customers. This was partially compensated by data ARPU year-on-year growth of 5.0% owing to the continued increase in smartphone penetration and the growth in usage that is now being monetised.

[2]	Smartphones with data attached rate/total mobile base excluding dongles and M2M.
January — March 2011 Results TELEFÓNICA

Telefónica UK’s wireline retail broadband internet accesses stood at 0.7 million lines at the end of the quarter (+6% year-on-year) with foundations being set to maximise the business segment opportunity through “O2 Unify” joint venture.
Revenues reached 1,788 million euros in the first quarter of 2011, posting a solid growth of 5.3% year-on-year, with continued strong performance in the mobile business from a service revenue perspective, higher hardware revenue from increasing smartphone demand and growth in fixed service revenues.
Mobile service revenues grew 3.6% year-on-year to reach 1,619 million euros. During the first quarter of 2011 the Company did not experience any significant impact on revenue from mobile termination rate cuts however it is worth highlighting that further cuts will be imposed from 1st April 2011.
Non-P2P SMS data revenues continued to be a principal factor in revenue performance, with growth of 34.5% year-on-year. Total data revenue grew 9.8% year-on-year, representing 43% of mobile service revenue in the first quarter of 2011 (from 41% in the first quarter of 2010).
OIBDA grew 13.7% year-on-year to 489 million euros in the first quarter as upgrades were lower year-on-year due to a rational approach to acquisition and retention. The Company also continues to progress well with the restructuring program commenced in the fourth quarter of 2010 to provide further improvements to efficiency.
As a result, OIBDA margin for the quarter grew to 27.3%, an improvement of 2.0 percentage points year-on-year.
CapEx declined 3.2% year-on-year to reach 163 million euros, as the Company continued to further improve its mobile network from a coverage and capacity perspective mainly through the refarming of 900 MHz spectrum. This year-on-year evolution should not be extrapolated for the whole year due to the different shaping of investment execution.
Operating cash flow reached 326 million euros in the first quarter, a 24.6% increase year-on-year.
TELEFÓNICA GERMANY
In the first quarter of 2011, Telefónica Germany continued to build on its strong momentum in the German telco market, leveraging its best in class network and the Company’s innovative product portfolio.
The Company delivered solid results, including strong revenue growth against regulatory headwinds whilst progressing with the restructuring announced in 2010 to support the delivery of a more efficient operating model.
Telefónica Germany continued showing strong commercial momentum, adding 437 thousand accesses in the first quarter to reach a total access base of 23.5 million, 9% higher year-on-year.
The total mobile customer base reached 17.4 million (+9% year-on-year) reflecting the ongoing strength in the contract segment. Mobile net additions stood at 308 thousand for the first quarter, driven by the performance in the contract segment (206 thousand; +34% year-on-year) which accounted for 67% of total mobile net additions. This growth was achieved on the strength of continued demand for smartphones, along with associated data tariffs and better performance in the business segment. As a result, the contract segment represented 49% of the mobile base at the end of the first quarter. The prepay segment posted 102 thousand net additions, following a strong performance in the partner channels.
Mobile broadband customers continued to grow, increasing penetration to 22%, a 2 percentage point increase over 2010 year end, driving up data usage and revenues.
Churn increased 0.2 percentage points year-on-year to 2.3% in the first quarter. Contract churn, however, declined 0.1 percentage points year-on-year to reach 1.9%, reflecting the continued outperformance in customer satisfaction and increasing demand for the innovative products offered, including the Jajah powered “Global Friends” international calling option.
Traffic grew strongly in the first quarter (+10.2% year-on-year), driven by growth in total customer base but also in usage per customer, mainly in the prepay segment.
Total ARPU for the first quarter of 2011 declined 11.7% year-on-year to reach 13.1 euros. Excluding the impact from mobile termination rate cuts made in December, 2010, total ARPU would have declined by 5.1%. It is also worth highlighting that revenues from the “My Handy” handset model are not being reported under mobile service revenue and are instead reported in hardware revenue, signifying that increased smartphone hardware sales will not be reflected within ARPUs.
January — March 2011 Results TELEFÓNICA

Voice ARPU, also impacted by the aforementioned factors, declined 19.6% year-on-year. Data ARPU however, increased 3.9% year-on-year, driven by strong demand for smartphones with attached data rates and further growth in dongles and tablets.
In the wireline business, Telefónica Germany maintained the strong traction gained in the market, reporting 62 thousand retail broadband internet net additions in the quarter to reach 2.6 million customers, an increase of 8% year-on-year. The Company has continued to benefit from the integrated business model and will further develop their reach following the legal merger of HanseNet and Telefónica Germany which opens up further cross-selling opportunities. The wholesale business also recorded growth of 8% year-on-year to reach 1.1 million accesses.
Telefónica Germany delivered 14.4% year-on-year revenue growth in the first quarter of 2011 totalling 1,228 million euros. On an organic basis, revenue grew 1.9% year-on-year (+6.1% year-on-year excluding regulatory impacts).
Total mobile revenue continued to show strong growth (+6.2% year-on-year) despite substantial regulatory impacts (+12.3% year-on-year excluding mobile termination rate cuts), also benefiting from a well performing smartphone hardware business through “My Handy”, which effectively decouples handset subsidies from mobile service revenue.
Mobile service revenue in the first quarter reached 686 million euros, posting a year-on-year decline of 2.2%. Excluding the impact of steep mobile termination rate cuts from December 2010, mobile service revenue would have grown 4.9% year-on-year, maintaining a very positive trend.
Non-P2P SMS data revenues remained the key driver, with year-on-year growth of 31.8% as strong demand for mobile broadband continued. Total data revenues grew 18.5% year-on-year, representing 39% of mobile service revenues (32% in the first quarter of 2010).
OIBDA for the first quarter amounted to 261 million euros, an 8.1% year-on-year growth. On an organic basis, OIBDA would have grown 1.4%, impacted by regulatory pressures and the higher commercial costs associated with investment in more expensive smartphones.
OIBDA margin for the first quarter stood at 21.2%, which was broadly flat on an organic basis (-1.2 percentage points year-on-year in reported terms).
CapEx totalled 114 million euros in the first quarter (+0.4% year-on-year), showing a 6.7% year-on-year decrease on an organic basis with the LTE rollout program continuing in line with plan.
Operating cash flow grew 15.0% over the same period of the previous year to 147 million euros (+8.7% year-on-year on an organic basis).
TELEFÓNICA IRELAND
Telefónica Ireland continued to deliver sustained cash flow generation against a tough economic environment, steep mobile termination rate cuts and intense competition in the marketplace. The business also took steps to ensure future cash flow generation by agreeing Ireland’s first network sharing partnership with Eircom, which will optimise network investment as well as deliver a stronger network infrastructure to customers who, in a growing data environment, place increasing value on the network experience.
Telefónica Ireland’s mobile customer base stood at 1.7 million at the end of March, (-1% year-on-year) with prepay continuing to be the driving factor as a result of increased competition in a shrinking market. The contract base performed well, growing 5% year-on-year in first quarter and adding 7 thousand net additions. The Company continued to focus on value, actively managing prepay migrations. As a result contract customers now represent 44% of the customer base (+3 percentage points year-on-year), with mobile broadband penetration reaching 39%.
The churn rate stood at 2.5%, increasing by 0.1 percentage points year-on-year.
Voice traffic fell 4.2% year-on-year as customers chose to rationalise their usage following challenging economic conditions.
Total ARPU declined 8.0% year-on-year to 34.4 euros, with mobile termination rate cuts explaining 6.7 p.p. of this year-on-year change.
January — March 2011 Results TELEFÓNICA

Revenues for the quarter totalled 187 million euros, an 11.5% decline year-on-year pressured by regulation and lower hardware revenues as a high proportion of customers opted for SIM only tariffs. As such, mobile service revenue declined 9.4% compared to the first quarter of 2010. Excluding the impact of mobile termination rate cuts, mobile service revenue year-on-year decline was 3.0%, improving from the 4.6% decline seen in the fourth quarter of 2010.
Data revenues continued to perform strongly, posting a growth of 18.1% year-on-year to represent 41% of mobile service revenues. Non-P2P SMS revenues also maintained their strong momentum, increasing by 15.5% year-on-year in the January-March 2011 period.
OIBDA totalled 54 million euros in the quarter, declining 8.8% year-on-year due to the strong revenue pressure and continued investment in smartphones in the short term to drive long-term value in the future. In the first quarter of 2010, the Company booked 7 million euros of restructuring costs. OIBDA margin reached 28.6% in the first quarter (27.8% a year ago). CapEx totalled 9 million euros in the first quarter, with the network share agreement with Eircom expected to bring further savings over the coming years.
As a result operating cash flow amounted to 44 million euros, a decline of 11.5% year-on-year.
TELEFÓNICA O2 CZECH REPUBLIC
Telefónica O2 Czech Republic generated solid margins and cash flow despite intense competition in both the fixed and mobile businesses in the Czech market.
In the first quarter, Telefónica O2 Czech Republic signed a network share agreement with T-Mobile, which will focus on rollout of 3G coverage to currently unserved areas to offer more customers access to data services and to optimise network investment.
Total accesses at the end of the quarter increased 2% year-on-year to reach 8.6 million for Telefónica O2 Czech Republic, including Slovakia.
The mobile customer base in the Czech Republic closed at 4.8 million, 3% lower than in March 2010, mainly driven by the decrease in the prepay segment (-8% year-on-year). Meanwhile, the contract segment continued to show good momentum (+1% year-on-year) and now represents 60% of the total mobile base (+2 percentage points year-on-year). Net disconnections in the quarter stood at 12 thousand, improving quarter-on-quarter, with 36 thousand net additions in the contract segment. Mobile broadband penetration over total customer base stood at 14%, 2 percentage points above December 2010.
Fixed telephony accesses declined 6% year-on-year to 1.6 million customers, with net disconnections of 30 thousand in the first quarter.
Retail broadband internet accesses continued to grow with 17 thousand net additions in the first quarter, reaching 770 thousand customers (+9% year-on-year). Pay TV customers remained at 129 thousand, broadly flat quarter-on-quarter.
Telefónica O2 Slovakia continued to gain market share, with 67 thousand net additions in the quarter, of which 68% were contract. The Company’s total mobile customer base now stands at 948 thousand (+47% year-on-year), driven by the contract segment (+67% year-on-year), which already represents 40% of the total mobile base (+5 percentage points vs. March 2010).
In the Czech Republic, mobile churn decreased 0.2 percentage points year-on-year to reach 2.0%, due to increased focus on acquisition of higher quality customers and success of loyalty programs.
Mobile voice traffic grew 1.5% year-on-year, reflecting customer base growth and increased usage due to the continued popularity of some flat tariffs.
Total mobile ARPU declined 7.6% year-on-year in local currency to reach 17.4 euros, with voice ARPU erosion (-9.8% year-on-year) driven by persisting competition and slow recovery of customers’ spend patterns responsible for the majority of the decline. Excluding the impact of mobile termination rate cuts, total ARPU would have declined 3.8%.
Revenues for the Czech Republic and Slovakia totalled 528 million euros in the first quarter, declining 5.9% year-on-year in constant currency.
Fixed revenues reached 230 million euros (-8.2% year-on-year in local currency) mainly because the declines in fixed voice revenues were not offset by growing broadband revenues (+2.7% year-on-year).
January — March 2011 Results TELEFÓNICA

Mobile service revenue in the Czech Republic continued to be pressured by mobile termination rate cuts, lower consumer confidence and intense competition, declining 9.7% year-on-year to reach 250 million euros. Excluding mobile termination rate cuts, mobile service revenue would have declined 5.9%. In Telefónica O2 Slovakia mobile service revenues grew 54.7% year-on-year, fuelled by the strong base growth and also year-on-year ARPU growth.
Operating expenses remained flat year-on-year at a reported level and decreased by 5.2% in constant currency to reach 325 million euros in the first quarter. This was primarily driven by the improved personnel expenses, with the restructuring expenses recorded in 2010 providing a positive impact on the efficiency of the business. Supplies also declined year-on-year in constant currency due to lower termination costs following regulatory impacts which more than offset the higher handset costs.
OIBDA for Telefónica O2 Czech Republic and Slovakia totalled 218 million euros for the first quarter, (-4.1% year-on-year in constant currency). In the first quarter of 2010 the Company booked restructuring costs reaching 15 million euros and in same period of 2011 it booked 6 million euros. OIBDA margin for the period was 41.3%, increasing 0.9 percentage points year-on-year.
CapEx was 46 million euros in the quarter (+4.8% year-on-year in constant currency), with CapEx in the Czech Republic directed largely into the upgrade of the fixed broadband network (VDSL), improving the quality of the 3G network and additional network investment in Slovakia. Czech Republic network investment will also benefit from the improved efficiency brought by the network share agreement previously mentioned.
Resulting operating cash flow decreased by 6.3% year-on-year in constant currency to reach 172 million euros.
January — March 2011 Results TELEFÓNICA

TELEFÓNICA EUROPE ACCESSES
Unaudited figures (thousands)

	2010				2011
	March	June	September	December	March	% Chg

Final Clients Accesses	52,769.9	53,355.5	54,080.0	55,050.6	55,603.6	5.4
Fixed telephony accesses (1)	3,620.8	3,564.7	3,533.5	3,672.4	3,744.0	3.4
Internet and data accesses	4,364.0	4,382.4	4,409.4	4,496.4	4,553.5	4.3
Narrowband	559.4	537.9	528.6	503.2	480.3	(14.1)
Broadband	3,776.0	3,815.5	3,852.8	3,964.9	4,045.1	7.1
Other (2)	28.5	29.0	28.0	28.3	28.1	(1.4)
Mobile accesses	44,599.5	45,217.0	45,938.5	46,675.5	47,098.1	5.6
Prepay	23,167.9	23,430.4	23,787.9	23,994.9	23,972.0	3.5
Contract (3)	21,431.6	21,786.6	22,150.6	22,680.6	23,126.1	7.9
Pay TV	185.6	191.4	198.6	206.4	208.0	12.1

Wholesale Accesses (4)	1,152.5	1,186.1	1,216.2	1,247.7	1,265.6	(97.6)

Total Accesses	53,922.4	54,541.6	55,296.3	56,298.3	56,869.2	5.5

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	Retail circuits other than broadband.
(3)	June 2010 includes the disconnection of inactive mobile contract customers in Czech Republic.
(4)	Includes Unbundled Lines by T. Germany.
Notes:
•	Accesses include Manx Telecom until June 2010.
•	Starting March 2010, T. Europe includes accesses from HanseNet.
TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - March
	2011	2010	%Chg

Revenues	3,892	3,591	8.4
Internal exp. capitalized in fixed assets	49	43	13.4
Operating expenses	(2,918)	(2,706)	7.8
Supplies	(1,708)	(1,537)	11.1
Personnel expenses	(371)	(379)	(2.2)
Subcontracts	(790)	(729)	8.3
Bad debt provision	(41)	(53)	(21.6)
Taxes	(8)	(8)	(0.0)
Other net operating income (expense)	1	4	(84.7)
Gain (loss) on sale of fixed assets	5	(0)	c.s.
Impairment of goodwill and other assets	(0)	(0)	(81.3)
Operating income before D&A (OIBDA)	1,028	931	10.4
OIBDA Margin	26.4%	25.9%	0.5 p.p.
Depreciation and amortization	(805)	(735)	9.4
Operating income (OI)	223	196	13.8
Notes:
•	OIBDA and OI before management and brand fees.
•
HanseNet and Jajah have been included in T. Europe’s consolidation perimeter since mid February 2010 and since January 2010 respectively, and Manx Telecom has been excluded from the consolidation perimeter since July, 2010.

•
Additionally, from January 1st, 2011, Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) have been included in the consolidation perimeter of T. Europe (previously in T.Latinomérica). As a result, the results of Telefónica Europe have been restated for the fiscal year 2010, to reflect the above mentioned new organization from January 1st, 2010.

January — March 2011 Results TELEFÓNICA

TELEFÓNICA EUROPE
ACCESSES BY COUNTRY
Unaudited figures (Thousands)

	2010				2011
	March	June	September	December	March	% Chg

TELEFÓNICA UK
Final Clients Accesses	21,987.9	22,255.6	22,620.9	22,883.1	23,071.7	4.9
Fixed telephony accesses (1)	—	20.6	50.4	86.7	116.1	n.d.
Internet and data accesses	632.4	650.0	663.8	671.6	669.2	5.8
Broadband	632.4	650.0	663.8	671.6	669.2	5.8
Mobile accesses	21,355.5	21,605.6	21,957.1	22,211.5	22,286.4	4.4
Prepay	11,602.0	11,544.6	11,659.6	11,712.3	11,636.5	0.3
Contract	9,753.5	10,061.0	10,297.4	10,499.2	10,649.9	9.2
Total Accesses	21,987.9	22,276.2	22,671.3	22,969.8	23,071.7	4.9

TELEFÓNICA GERMANY
Final Clients Accesses	20,571.4	20,934.3	21,344.5	21,957.5	22,383.2	8.8
Fixed telephony accesses (1)	1,826.3	1,779.4	1,797.3	1,916.4	1,988.6	8.9
Internet and data accesses	2,832.5	2,824.7	2,851.2	2,914.7	2,958.5	4.4
Narrowband	428.0	411.4	406.2	385.7	367.7	(14.1)
Broadband	2,404.5	2,413.3	2,445.1	2,529.1	2,590.8	7.7
Mobile accesses	15,864.7	16,272.1	16,628.0	17,049.2	17,357.2	9.4
Prepay	8,009.9	8,336.0	8,602.5	8,795.2	8,896.8	11.1
Contract	7,854.8	7,936.0	8,025.5	8,254.0	8,460.4	7.7
Pay TV	47.9	58.2	68.0	77.2	79.0	64.8
Wholesale Accesses (2)	1,040.1	1,072.6	1,098.6	1,116.5	1,127.6	8.4
Total Accesses	21,611.5	22,006.9	22,443.0	23,074.0	23,510.8	8.8

TELEFÓNICA IRELAND
Internet and data accesses	4.1	5.8	7.9	11.2	15.2	n.m.
Narrowband	4.1	5.8	7.9	11.2	15.2	n.m.
Mobile accesses	1,705.6	1,710.8	1,716.2	1,695.8	1,680.3	(1.5)
Prepay	1,003.8	997.6	993.6	966.5	944.2	(5.9)
Contract	701.8	713.1	722.7	729.4	736.0	4.9
Total Accesses	1,709.7	1,716.6	1,724.1	1,707.1	1,695.4	(0.8)

TELEFÓNICA O2 CZECH REPUBLIC
Final Clients Accesses	7,696.4	7,558.5	7,559.1	7,535.8	7,505.6	(2.5)
Fixed telephony accesses (1)	1,737.5	1,708.3	1,685.8	1,669.2	1,639.3	(5.7)
Naked ADSL	89.8	114.8	138.8	163.7	186.7	107.9
VoIP	23.4	28.5	33.1	38.6	41.1	75.3
Internet and data accesses	868.4	874.8	886.5	898.8	910.7	4.9
Narrowband	131.4	126.5	122.4	117.5	112.6	(14.3)
Broadband	708.4	719.3	736.1	753.0	769.9	8.7
Other (3)	28.5	29.0	28.0	28.3	28.1	(1.4)
Mobile accesses	4,952.7	4,842.2	4,856.2	4,838.6	4,826.6	(2.5)
Prepay	2,094.8	2,060.4	2,037.6	1,975.0	1,927.1	(8.0)
Contract (4)	2,857.9	2,781.8	2,818.6	2,863.6	2,899.5	1.5
Pay TV	137.7	133.2	130.6	129.2	129.0	(6.3)
Wholesale Accesses	112.4	113.5	117.7	131.2	138.0	22.8
Total Accesses	7,808.8	7,672.0	7,676.7	7,667.0	7,643.6	(2.1)

TELEFÓNICA O2 SLOVAKIA
Mobile accesses	645.7	708.6	781.1	880.4	947.7	46.8
Prepay	418.1	450.6	494.6	545.9	567.4	35.7
Contract	227.6	257.9	286.4	334.5	380.3	67.1
Total Accesses	645.7	708.6	781.1	880.4	947.7	46.8
(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	Includes Unbundled Lines by T. Germany.
(3)	Retail circuits other than broadband.
(4)	111 thousand inactive contract customers were disconnected in June 2010.
Note: Starting March 2010, T. Germany includes accesses from HanseNet.
•
Accesses in UK and Ireland show a more detailed split from previous reporting. In the case of UK and as from 1st January 2011, Telefónica provides figures for “Fixed telephony accesses” due to the relevance of year-on-year changes. The same applies to “Internet and data accesses” in Ireland. As a result, total accesses in both countries include now the new split previously recorded just at a T. Europe level. Total Europe accesses in 2010 are not affected.

January — March 2011 Results TELEFÓNICA

TELEFÓNICA EUROPE
SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY
Unaudited figures

	2010				2011
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur

TELEFÓNICA UK
Traffic (Million minutes)	14,155	14,346	14,565	15,076	13,500	(4.6)
ARPU (EUR)	24.0	25.3	26.1	25.2	24.2	(2.9)
Prepay	11.3	11.7	12.0	12.0	10.8	(7.5)
Contract	39.4	41.0	42.1	40.0	39.0	(4.8)
Data ARPU (EUR)	9.6	10.1	10.4	10.4	10.5	5.0
% non-P2P SMS over data revenues	30.7%	33.7%	33.1%	33.5%	37.6%	6.9 p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	6,223	6,299	6,292	6,729	6,859	10.2
ARPU (EUR)	14.8	14.8	15.0	14.5	13.1	(11.7)
Prepay	5.7	6.0	6.2	6.6	5.4	(4.1)
Contract	24.2	23.9	24.3	23.0	21.3	(11.9)
Data ARPU (EUR)	5.0	4.7	4.9	5.2	5.2	3.9
% non-P2P SMS over data revenues	40.9%	39.4%	43.5%	43.6%	47.5%	6.5 p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	1,166	1,181	1,172	1,213	1,117	(4.2)
ARPU (EUR)	37.4	36.9	37.2	36.6	34.4	(8.0)
Prepay	21.8	27.0	24.3	24.3	20.1	(7.5)
Contract	60.1	50.9	55.1	53.1	53.0	(11.8)
Data ARPU (EUR)	12.0	12.1	12.5	12.5	14.3	19.8
% non-P2P SMS over data revenues	38.3%	39.5%	37.4%	37.7%	37.4%	(0.9 p.p. )

TELEFÓNICA O2 CZECH REPUBLIC (1)
Traffic (Million minutes)	2,127	2,260	2,170	2,233	2,159	1.5
ARPU (EUR) (2)	17.8	18.6	19.0	18.8	17.4	(7.6)
Prepay	7.6	8.2	8.2	8.6	7.5	(7.8)
Contract (2)	25.3	26.3	26.9	26.0	24.2	(10.1)
Data ARPU (EUR) (2)	4.5	4.6	4.9	5.0	4.7	(1.3)
% non-P2P SMS over data revenues	45.0%	43.8%	45.1%	44.8%	45.5%	0.5 p.p.
(1)	KPIs for mobile business in Czech Republic do not include Slovakia.
(2)	Change in ARPU affected by 111 thousand disconnections of inactive customers in Czech Republic in June 2010.
Notes:
•	ARPU calculated as monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — March 2011 Results TELEFÓNICA

TELEFÓNICA EUROPE
CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY
Unaudited figures

	2010				2011
	Jan-Mar	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	% Chg Local Cur

TELEFÓNICA UK
Traffic (Million minutes)	14,155	28,502	43,067	58,143	13,500	(4.6)
ARPU (EUR)	24.0	24.6	25.1	25.1	24.2	(2.9)
Prepay	11.3	11.5	11.7	11.8	10.8	(7.5)
Contract	39.4	40.2	40.9	40.6	39.0	(4.8)
Data ARPU (EUR)	9.6	9.9	10.0	10.1	10.5	5.0
% non-P2P SMS over data revenues	30.7%	32.2%	32.5%	32.8%	37.6%	6.9 p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	6,223	12,522	18,814	25,543	6,859	10.2
ARPU (EUR)	14.8	14.8	14.9	14.8	13.1	(11.7)
Prepay	5.7	5.8	6.0	6.1	5.4	(4.1)
Contract	24.2	24.0	24.1	23.8	21.3	(11.9)
Data ARPU (EUR)	5.0	4.9	4.9	5.0	5.2	3.9
% non-P2P SMS over data revenues	40.9%	40.2%	41.3%	41.9%	47.5%	6.5 p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	1,166	2,347	3,519	4,732	1,117	(4.2)
ARPU (EUR)	37.4	37.1	37.1	37.0	34.4	(8.0)
Prepay	21.8	24.3	24.3	24.3	20.1	(7.5)
Contract	60.1	55.5	55.3	54.7	53.0	(11.8)
Data ARPU (EUR)	12.0	12.0	12.2	12.3	14.3	19.8
% non-P2P SMS over data revenues	38.3%	38.9%	38.4%	38.2%	37.4%	(0.9 p.p. )

TELEFÓNICA O2 CZECH REPUBLIC (1)
Traffic (Million minutes)	2,127	4,387	6,558	8,790	2,159	1.5
ARPU (EUR) (2)	17.8	18.2	18.5	18.5	17.4	(7.6)
Prepay	7.6	7.9	8.0	8.1	7.5	(7.8)
Contract (2)	25.3	25.8	26.2	26.1	24.2	(10.1)
Data ARPU (EUR) (2)	4.5	4.6	4.7	4.8	4.7	(1.3)
% non-P2P SMS over data revenues	45.0%	44.4%	44.6%	44.7%	45.5%	0.5 p.p.
(1)	KPIs for mobile business in Czech Republic do not include Slovakia.

(2)	Change in ARPU affected by 111 thousand disconnections of inactive customers in Czech Republic in June 2010.
Notes:
•	ARPU calculated as monthly quarterly average of each period.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — March 2011 Results TELEFÓNICA

TELEFÓNICA EUROPE
SELECTED FINANCIAL DATA BY COUNTRY
Unaudited figures (Euros in millions)

	January - March
	2011	2010	% Chg	% Chg Local Cur

TELEFÓNICA UK
Revenues	1,788	1,634	9.4	5.3
Mobile service revenues	1,619	1,503	7.7	3.6
OIBDA	489	414	18.2	13.7
OIBDA margin	27.3%	25.3%	2.0 p.p.
CapEx	163	162	0.6	(3.2)
OpCF (OIBDA-CapEx)	326	252	29.5	24.6

TELEFÓNICA GERMANY
Revenues	1,228	1,074	14.4	14.4
Mobile service revenues	686	702	(2.2)	(2.2)
OIBDA	261	241	8.1	8.1
OIBDA margin	21.2%	22.4%	(1.2 p.p. )
CapEx	114	113	0.4	0.4
OpCF (OIBDA-CapEx)	147	128	15.0	15.0

TELEFÓNICA IRELAND
Revenues	187	211	(11.5)	(11.5)
Mobile service revenues	178	196	(9.4)	(9.4)
OIBDA	54	59	(8.8)	(8.8)
OIBDA margin	28.6%	27.8%	0.8 p.p.
CapEx	9	9	6.6	6.6
OpCF (OIBDA-CapEx)	44	50	(11.5)	(11.5)

TELEFÓNICA O2 CZECH REPUBLIC (1)
Revenues	528	530	(0.5)	n.c.
Mobile service revenues	250	261	(4.1)	n.c.
OIBDA	218	215	1.6	n.c.
OIBDA margin	41.3%	40.5%	0.9 p.p.
CapEx	46	42	10.3	n.c.
OpCF (OIBDA-CapEx)	172	173	(0.5)	n.c.
Notes:
•	OIBDA before management and brand fee.

•	HanseNet has been included in T. Germany’s consolidation perimeter since mid February 2010.

(1)	Includes Slovakia, except for mobile service revenues.
January — March 2011 Results TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS
Other Companies
Atento1
In the first quarter of 2011, Atento’s revenue totalled 446 million euros, up 23.4% year-on-year. In organic terms, revenue growth stood at 16.6% in the first quarter, maintaining the high growth rates recorded through 2010.
Multi-sector customers (outside the Telefónica Group) generated 50% of revenues over the period, increasing its contribution compared to the first quarter of 2010 (49%).
By region, the Brazilian business increased its contribution to Atento’s total revenues to 55%, compared with 54% in the first quarter of 2010, due to faster growth than in other regions. As such, Brazil accounted for nearly 60% of Atento’s revenue growth (50% in organic terms). The Americas and EMEAA region registered double-digit growth, outpacing 2010 growth and maintaining their contribution to the Company’s revenues at 29% and 16%, respectively, vs. 29% and 17% in 2010.
The offshored business, whose main source markets are Spain and Mexico and main target markets are Central America, Colombia, Peru and Morocco, accounted for 6.0% of revenues in the first quarter of 2011 (6.8% in the first quarter of 2010).
Operating income (OI) totalled 29 million euros, an increase of 13.1% year-on-year in the first quarter (+5.9% in organic terms).
Operating margin (OI) in the first quarter stood at 6.5% vs. 7.1% a year earlier (-0.6 percentage points in both reported and organic terms.)
CapEx stood at 16 million euros in the first quarter of 2011 compared to 27 million euros in the same period of 2010.
Atento had 152,086 employees at the end of March 2011, up 10.5% year-on-year.

[1]	Organic growth assumes 2010 average exchange rates for the period and excludes hyperinflationary adjustments in both years.
The Americas includes Mexico, Argentina, Peru, Venezuela, Colombia, Chile, Central America, Puerto Rico, and the US. EMEAA includes Spain, Czech Republic and Morocco. Given its high business volume, Brazil is considered a region.
In the regions in which it provides services to its customers, Atento leases buildings instead of buying them like the rest of its competitors. For this reason, Atento’s OIBDA and operating expenses compare unfavourably with those of its competitors, while its depreciation compares favourably. For this reason, OI is the best measurement to use when making comparisons.
January — March 2011 Results TELEFÓNICA

ATENTO
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - March
	2011	2010	% Chg

Revenues	446	362	23.4
Internal exp capitalized in fixed assets	—	—	—
Operating expenses	(402)	(327)	23.0
Supplies	(24)	(19)	28.2
Personnel expenses	(316)	(257)	22.9
Subcontracts	(59)	(51)	16.5
Bad debt provision	(1)	1	c.s.
Taxes	(1)	(1)	28.3
Other net operating income (expense)	0	0	136.3
Gain (loss) on sale of fixed assets	(0)	—	c.s.
Operating income before D&A (OIBDA)	44	35	27.7
OIBDA Margin	10.0%	9.6%	0.3 p.p.
Depreciation and amortization	(16)	(9)	68.0
Operating income (OI)	29	25	13.1
OI Margin	6.5%	7.1%	(0.6 p.p.	)
Note: 2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
•
As Atento leases buildings and equipment in the regions in which the Company conducts operations to serve its clients rather than purchase those buildings and equipment as some of its competitors do, Atento’s operating expenses, and OIBDA, are negatively affected when compared to competitors’, while Atento’s depreciation charges are positively affected. Consequently, OI would be the most comparable metric to follow.

January — March 2011 Results TELEFÓNICA

ADDENDA
Key Holdings of the Telefónica detailed by regional business units.
TELEFÓNICA ESPAÑA

% Stake

Telefónica de España (1)	100.0
Telefónica Móviles España (1)	100.0
Telyco	100.0
Telefónica Telecomunic. Públicas	100.0
T. Soluciones de Informatica y Comunicaciones de España	100.0
Tuenti (2)	91.4
Iberbanda	58.9
(1)	Company owned through Telefónica S.A.

(2)	Company owned through Telefónica Telecomunicaciones Públicas, S.A.
TELEFÓNICA LATINOAMÉRICA

% Stake

Telesp (1)	88.0
Telefónica del Perú (2)	98.3
Telefónica de Argentina	100.0
TLD Puerto Rico	100.0
Telefónica Chile (3)	97.9
Telefónica Telecom	52.0
Vivo	62.3
T. Móviles Argentina	100.0
T. Móviles Perú	100.0
T. Móviles México (4)	100.0
Telefónica Móviles Chile	100.0
T. Móviles El Salvador	99.1
T. Móviles Guatemala	100.0
Telcel (Venezuela)	100.0
T. Móviles Colombia	100.0
Otecel (Ecuador)	100.0
T. Móviles Panamá	100.0
T. Móviles Uruguay	100.0
Telefonía Celular Nicaragua	100.0
Azules y Plata (Costa Rica)	100.0
(1)	Effective stake 88.01%.

(2)	Latin American Cellular Holdings, B.V. owns 48.28%, Telefónica Internacional S.A. owns 49.9% and Telefónica S.A. owns 0.16%.

(3)	Telefónica Internacional de Chile Ltda. owns 44.89% and Inversiones Telefónica Internacional Holding Ltda. owns 53%.

(4)	Company owned through Telefónica S.A.
TELEFÓNICA EUROPE

% Stake

Telefónica Reino Unido	100.0
Telefónica Alemania (1)	100.0
Telefónica Irlanda	100.0
Be	100.0
T. Intern. Wholesale Serv. (TIWS) (2)	100.0
Jajah (Estados Unidos)	100.0
Tesco Mobile	50.0
Telefónica O2 República Checa (1)	69.4
Telefónica O2 Eslovaquia (3)	100.0
(1)	Company owned through Telefónica S.A.

(2)	Telefónica, S.A. owns 80.56% and T. Int. Wholesale Services, S.L. owns 19.44%.

(3)	Company owned through T. O2 Czech Republic.
OTHER STAKES

% Stake

Atento	100.0
Telefónica de Contenidos (España)	100.0
Telco SpA (Italia) (1)	46.2
DTS, Distribuidora de Televisión Digital	22.0
Hispasat	13.2
Portugal Telecom	2.0
China Unicom (Hong Kong) Limited (CHINA)	8.9
ZON Multimedia (2)	5.4
BBVA	1.0
Amper	5.8
(1)
Telefónica holds an indirect stake of the ordinary share capital (with voting rights) of Telecom Italia through Telco of approximately 10.47%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect stake of Telefónica over Telecom Italia would be 7.20%.

(2)	Telefónica’s effective stake. Telefónica’s stake would be 5.46% if we exclude the minority interests.
January — March 2011 Results TELEFÓNICA

ADDENDA
Significant Events
•
On 6 May 2011, Telefónica paid an interim dividend from 2011 net income, of a gross amount of 0.75 euros per share. Additionally, the Board of Directors will submit for approval of the Annual General Shareholders Meeting the distribution of a dividend with a charge to unrestricted reserves and to be paid in the second half of 2011, of a gross amount of 0.77 euros per share.

•
On 13 April 2011 the Company reiterated its commitment to distribute a dividend of 1.75 euros per share for 2012. Additionally, the Company announced a minimum annual shareholder remuneration target of 1.75 euros per share beyond 2012. The form of this remuneration (dividend, share buy-back or a combination of both) will be decided considering circumstances and investors’ preferences by that time. Telefónica’s shareholder remuneration will not be paid with debt.

•
According to the agreement signed on 28 July 2010 by Telefónica and Portugal Telecom, the Company confirmed a tender offer for the voting shares held by non-controlling interests of Vivo Participaçoes, S.A. on 27 September 2010. This offer was approved by the Brazilian market regulator (C.V.M.) on 11 February 2011, being closed on 23 March 2011.

On 25 March 2011, the Board of Directors of each of our controlled subsidiaries, Vivo Participações and Telecomunicações de São Paulo, S.A., Telesp (“Telesp”), respectively, approved the terms and conditions of a restructuring whereby all shares of Vivo Participações that Telesp does not own will merge into Telesp in exchange for Telesp shares, converting Vivo Participações into a wholly-owned subsidiary of Telesp. The restructuring was approved by shareholders of Vivo Participações at an Extraordinary General Shareholders’ Meeting held on April 27, 2011 and by shareholders of Telesp at an Extraordinary General Shareholders’ Meeting held on that same date.

January — March 2011 Results TELEFÓNICA

ADDENDA
Changes to the Perimeter
In the first quarter of 2011 the following changes in the consolidation perimeter took place:
•
According to the Enhanced Strategic Alliance Agreement subscribed by Telefónica S.A. and China Unicom on 23 January 2011, Telefónica S.A. has increased its stake in China Unicom by 0.5% approximately, to reach 8.9% at the end of the first quarter of 2011. The company continues to be incorporated in Telefónica’s consolidation perimeter under the equity method.

•
Following the closing of the tender offer by Telefónica for the voting shares held by non-controlling interests of Vivo Participaçoes, S.A. on 23 March 2011, Telefónica has acquired an additional 2.9% stake in the capital of the Brazilian company, to reach a total stake of 62.3%. The company continues to be incorporated in Telefónica’s consolidation perimeter under the full consolidation method.

January — March 2011 Results TELEFÓNICA

DISCLAIMER
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.
For additional information, please contact.
Investor Relations
Distrito C
Ronda de la Comunicación s/n
28050 Madrid (Spain)
Phone number: +34 91 482 87 00
Fax number: +34 91 482 85 99
Email address:
María García-Legaz (maria.garcialegaz@telefonica.es)
Isabel Beltrán (i.beltran@telefonica.es)
Pablo Eguirón (pablo.eguiron@telefonica.es)
ir@telefonica.es
www.telefonica.es/accionistaseinversores
January — March 2011 Results TELEFÓNICA

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: May 13th, 2011	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Strategy Officer